Exhibit 99.1

Consolidated Financial Statements

At December 31, 2024 presented in comparative format

Index

Glossary
Consolidated Financial Statements
Consolidated Statements of Comprehensive Income
Consolidated Statements of Financial Position
Consolidated Statements of Changes in Equity
Consolidated Statements of Cash Flows
Notes to the Consolidated Financial Statements
Informative Summary required by Article 4 of Chapter III of Title IV of the Regulations of the National Securities Commission (N.T. 2013 and mod.)
Audit Report issued by the Independent Auditors
Report of the Supervisory Commission

Glossary

Term	Definition
$	Argentine peso
U$S	US dollar
EUR	Euro
CAD	Canadian dollar
The Company	Aeropuertos Argentina 2000 S.A.
ARCA	Revenue and Customs Control Agency
ANSES	National Social Security Administration
ASSUPA	Association of Patagonian Superficials
BCRA	Acronym for Central Bank of Argentine Republic
BAN	Bank of Argentine Nation
OG	Official Gazette
CAAP	Corporación América Airports S.A.
IFRIC	Committee on Interpretations of International Financial Reporting Standards
NSC	National Securities Commission
CPCECABA	Professional Council of Economic Sciences of the Autonomous City of Buenos Aires
DGR	General Directorate of Revenue
FACPCE	Argentine Federation of Professional Councils of Economic Sciences
IASB	Acronym for International Accounting Standards Board
IATA	Acronym for International Air Transport Association
INDEC	Acronym for National Institute of Statistics and Censuses
CPI	Consumer Price Index (General Level)
LSSRP	Law of Social Solidarity and Productive Reactivation
MLC	Acronym for Free Exchange Market
NIF	International Accounting Standards
IFRS	International Financial Reporting Standards
OACI	International Civil Aviation Organization
NO	Negotiable Obligations
ORSNA	Acronym for Regulatory Body of the National Airport System
PFIE	Financial Projection of Income and Expenses
PIK	Acronym for Payment in Kind
PP&E	Property , Plant & Equipment
RECPAM	Result from Exposure to Changes in the Purchasing Power of the Currency
NAS	National Airport System
N.A.R	Nominal annual interest rate
OT	Ordered Text
TUA	Domestic Airport Usage Rate
TUAI	International Airport Usage Rate

Registration number with the Superintendency of Corporations: 1645890

Honduras 5663 – Autonomous City of Buenos Aires

Principal activity of the Company: Exploitation, administration and operation of airports.

Company name: Aeropuertos Argentina 2000 S.A.

Consolidated Financial Statements

Corresponding to

Fiscal Year N° 27 commenced January 1, 2024

Date of registration with the Public Registry of Commerce:

Of the By-laws: February 18, 1998

Of the last modification of the By-laws: January 03, 2023

Expiration date of the company: February 17, 2053

Controlling Company:

Corporate Name: Corporación América S.A.U.

Legal Address: Honduras 5673 – Autonomous City of Buenos Aires

Principal activity: Investments and financing

Participation of the Parent Company in common stock and total votes: 45,90%

Capital breakdown (Note 16):

Issued Common Shares of N/V $1 and 1 vote each:

	Subscribed	Paid-in

	$
79,105,489 Class “A” Shares	79,105,489	79,105,489
79,105,489 Class “B” Shares	79,105,489	79,105,489
61,526,492 Class “C” Shares	61,526,492	61,526,492
38,779,829 Class “D” Shares	38,779,829	38,779,829
	258,517,299	258,517,299

Consolidated Statements of Comprehensive Income

For the years ended at December 31, 2024 and 2023

		12.31.2024	12.31.2023

	Note	Millions of $
Continuous Operations
Sales income	4	911,895	955,207
Construction income		160,279	163,708
Cost of service	5.1	(593,523)	(571,187)
Construction costs		(160,005)	(163,503)
Income for gross profit for the year		318,646	384,225
Distribution and selling expenses	5.2	(56,970)	(55,062)
Administrative expenses	5.3	(45,660)	(40,369)
Other income and expenses, net	6.1	18,124	11,751
Operating profit for the year		234,140	300,545
Finance Income	6.2	(108,301)	142,061
Finance Costs	6.3	430,461	(445,865)
Result from exposure to changes in the purchasing power of the currency		(26,117)	(69,244)
Result of investments accounted for by the equity method		(1)	(11)
Income before income tax		530,182	(72,514)
Income tax	6.4	(237,888)	93,153
Income for the year for continuous operations		292,294	20,639
Net Income for the year		292,294	20,639
Other comprehensive income		-	-
Comprehensive Income for the year		292,294	20,639

Income attributable to:
Shareholders		291,967	20,486
Non –Controlling Interest		327	153

Income per share basic and diluted attributable to shareholders of the Company during the year (shown in $ per share) from continuous operations	19	1,128.5483	79.6873

The accompanying notes are an integral part of these Consolidated Financial Statements.

Consolidated Statements of Financial Position

At December 31, 2024 and 2023

		12.31.2024	12.31.2023

	Note	Millions of $
Assets
Non- Current Assets
Investments accounted for by the equity method		1	2
Property, plant and equipment	13	1,047	1,366
Intangible Assets	7	1,958,515	1,907,617
Rights of use		4,418	6,829
Assets for deferred tax	14	16	2,315
Other receivables	9.1	43,956	39,836
Investments	9.3	49,747	93,752
Total Non-Current Assets		2,057,700	2,051,717
Current Assets
Other receivables	9.1	23,846	10,623
Trade receivables, net	9.2	95,230	97,923
Other assets		162	614
Investments	9.3	22,254	51,693
Cash and cash equivalents	9.4	106,432	158,517
Total Current Assets		247,924	319,370
Total Assets		2,305,624	2,371,087
Shareholders’ Equity and Liabilities
Equity attributable to Shareholders
Common shares		259	259
Share Premium		137	137
Capital adjustment		137,875	137,875
Legal , facultative reserve and others		743,368	808,125
Retained earnings		291,967	20,486
Subtotal		1,173,606	966,882
Non-Controlling Interest		261	(66)
Total Shareholders’ Equity		1,173,867	966,816
Liabilities
Non-Current Liabilities
Provisions and other charges	11	8,023	15,039
Financial debts	8	558,913	1,092,742
Deferred income tax liabilities	14	302,778	67,239
Lease liabilities		2,122	7,741
Accounts payable and others	9.5	968	2,035
Total Non- Current Liabilities		872,804	1,184,796
Current Liabilities
Provisions and other charges	11	44,776	37,364
Financial debts	8	83,688	44,792
Income tax, net of prepayments		422	-
Lease liabilities		2,744	4,654
Accounts payable and others	9.5	115,364	117,628
Fee payable to the Argentine National Government	10.1	11,959	15,037
Total Current Liabilities		258,953	219,475
Total Liabilities		1,131,757	1,404,271
Total Shareholder’s Equity and Liabilities		2,305,624	2,371,087

The accompanying notes are an integral part of these Consolidated Financial Statements.

Consolidated Statements of Changes in Equity

At December 31, 2024 and 2023

	Attributable to majority shareholders								Non-	Total
	Common Shares	Share Premium	Adjustment of capital	Legal Reserve	Facultative Reserve	Other Reserves	Retained Earnings	Total	Controlling Interest	Shareholders’ Equity

	Millions of $
Balance at 01.01.24	259	137	137,875	27,468	776,738	3,919	20,486	966,882	(66)	966,816
Resolution of the Meeting of April 26, 2024 - Constitution of reserves (Note 18)	-	-	-	147	20,339	-	(20,486)	-	-	-
Resolution of the Assembly of October 31, 2024 - Distribution of dividends (Note 18)	-	-	-	-	(85,558)	-	-	(85,558)	-	(85,558)
Compensation plan	-	-	-	-	-	315	-	315	-	315
Net Income for the year	-	-	-	-	-	-	291,967	291,967	327	292,294
Balance at 12.31.2024	259	137	137,875	27,615	711,519	4,234	291,967	1,173,606	261	1,173,867

Balance at 01.01.23	259	137	137,875	23,300	655,873	3,431	125,033	945,908	(219)	945,689
Assembly Resolution of April 26, 2023 – Constitution of reserves (Note 18)	-	-	-	4,168	120,865	-	(125,033)	-	-	-
Compensation plan	-	-	-	-	-	488	-	488	-	488
Net Income for the year	-	-	-	-	-	-	20,486	20,486	153	20,639
Balance at 12.31.2023	259	137	137,875	27,468	776,738	3,919	20,486	966,882	(66)	966,816

The accompanying notes are an integral part of these Consolidated Financial Statements.

Consolidated Statements of Cash Flow

At December 31, 2024 and 2023

		12.31.2024	12.31.2023

	Note	Millions of $
Cash Flows from operating activities
Net income for the year		292,294	20,639
Adjustment for:
Income tax	14	237,888	(93,153)
Amortization of intangible assets	7	109,381	101,282
Depreciation of PP&E	5.1	428	381
Depreciation right of use	5.1	2,410	3,821
Bad debts provision	5.2	3,517	1,918
Specific allocation of accrued and unpaid income		11,959	15,037
Result from investments accounted for using the equity method		1	11
Result from sale of investments accounted for using the equity method		(404)	-
Compensation plan		315	488
Accrued and unpaid financial debts interest costs	8	56,016	60,464
Accrued deferred revenues and additional consideration	11	(18,986)	(13,480)
Accrued and unpaid Exchange differences		(358,046)	324,298
Litigations provision	11	1,087	1,143
Inflation Adjustment		(72,084)	(13,671)
Changes in operating assets and liabilities:
Changes in trade receivables		(53,845)	(79,275)
Changes in other receivables		(44,646)	(19,777)
Changes in other assets		452	61
Changes in accounts payable and others		62,307	84,549
Changes in provisions and other charges		9,709	1,313
Changes in specific allocation of income to be paid to the Argentine National State		(6,905)	(11,912)
Increase of intangible assets	7	(160,279)	(163,708)
Income tax payment		-	(11)
Net cash Flow generated by operating activities		72,569	220,418
Cash Flow for investing activities
Acquisition of investments		(36,109)	(116,033)
Collection of investments		29,305	3,154
Others		(468)	-
Acquisition of property, plant and equipment		(109)	(330)
Net Cash Flow applied to investing activities		(7,381)	(113,209)
Cash Flow from financing activities
New Financial debts	8	30,562	12,469
Payment of leases		(3,217)	(3,162)
Financial debts paid- principal	8	(59,467)	(84,529)
Financial debts paid- interests	8	(49,940)	(55,144)
Dividends payment	11	(39,303)	-
Net Cash Flow applied to financing activities		(121,365)	(130,366)
Net decrease in cash and cash equivalents		(56,177)	(23,157)
Changes in cash and cash equivalents
Cash and cash equivalents at the beginning of the year		158,517	173,651
Net decrease in cash and cash equivalents		(56,177)	(23,157)
Inflation adjustment generated by cash and cash equivalents		51,411	(3,722)
Foreign Exchange differences by cash and cash equivalents		(47,319)	11,745
Cash and cash equivalents at the end of the year		106,432	158,517
Transactions that do not involve movement of cash and cash equivalents:
Dividends payment	11	(16,126)	-
Acquisition of PP&E through financial lease liabilities		-	220

The accompanying notes are an integral part of these Consolidated Financial Statements.

Notes to the Consolidated Financial Statements

At December 31, 2024 presented in comparative format

NOTE 1 – COMPANY ACTIVITIES

Aeropuertos Argentina 2000 S.A. was incorporated in the Autonomous City of Buenos Aires in 1998, after the consortium of companies won the national and international bid for the concession rights for the use, management and operation of the “A” Group of the Argentine National Airport System. “A” Group includes 33 airports that operate in Argentina (the “Concession”).

Currently, with the incorporation into Group A of the NSA of the airports of El Palomar (by Decree No. 1107/17) and Rio Hondo (by Resolution ORSNA No. 27/21 Decree), the Company has the concession rights for the operation, administration and operation of 35 airports.

The Concession was granted through the Concession Agreement entered into between the Argentine National State and the Company, dated February 9, 1998. The Concession Agreement was modified and supplemented by the Agreement of Adequacy of the Concession Contract signed between the Argentine National State and the Company, dated April 3, 2007 approved by Decree No. 1799/07 (hereinafter the Memorandum of Agreement) and by Decree No. 1009/20 dated December 16, 2020, which approves the 10-year extension of the initial completion period of the Concession (which operated on February 13, 2028) maintaining exclusivity under the terms established in the Technical Conditions for the Extension (hereinafter the Technical Conditions for the Extension).

Hereinafter, the Concession Agreement will be referred to, as modified and supplemented by the memorandum of Agreement and by the Technical Conditions for the Extension, as the Concession Agreement.

By virtue of the provisions of the Technical Conditions for the Extension, the concession completion period is February 13, 2038 and the exclusivity provided in clauses 3.11 and 4.1 of the Concession Agreement will be maintained with the following exceptions: (i) The zones of influence in the interior of the country are canceled, but not in the area of the Metropolitan Region of Buenos Aires (RMBA) made up of the Ezeiza, Aeroparque, San Fernando and Palomar airports (ii) the exclusivity in the areas of influence will be maintained throughout the national territory for the activity of fiscal warehouses (iii) the exclusivity and from the area of influence for the realization of new airport infrastructure projects in the Rio de la Plata promoted by the National Public Sector, when due to its characteristics it cannot be financed and operated by the Company.

In September 2021, based on the detrimental effects that the COVID-19 pandemic had on air traffic, the ORSNA approved the postponement until December 2022 of certain commitments duly assumed.

On July 28, 2023, the ORSNA notified the issuance of Resolution RESFC-2023-56-APN-ORSNA#MTR by which it decided to approve the conditions and conclusions established in the Report prepared by the ECONOMIC and FINANCIAL REGULATION MANAGEMENT referring to the Review of the PFIE of the Concession of Group “A” of the National Airport System corresponding to the period 2019-2023, which provides that its conclusion will be carried out at the time of verifying the recovery of the international passenger traffic at values similar to 2019.

By virtue of this, the Company made a judicial presentation (Aeropuertos Argentina 2000 SA C/ ORSNA - RES 56/23 S/Proceso de Conocimiento) within the framework of the agreements entered into in File 56,695/2019.

Notes to the Consolidated Financial Statements

At December 31, 2024 presented in comparative format (Contd.)

NOTE 1 – COMPANY ACTIVITIES (Contd.)

As resolved by the Resolution RESFC-2023-56-APN-ORSNA#MTR, and within the review process corresponding to the period 2018-2022, the ORSNA issued resolutions RESFC-2023-65-APN-ORSNA#MTR and RESFC-2023-66-APN-ORSNA#MTR. The Company filed an appeal for reconsideration against said resolutions and requested the suspension of their effects. Likewise, it filed a lawsuit in the case AEROPUERTOS ARGENTINA 2000 SA v. ORSNA - RES 56/23 RE: KNOWLEDGE PROCESS, File No. CAF 032610/2023, based on the agreements executed and approved in File No. 56.695/2019.

On November 27, 2023, ORSNA and the Company signed a Minute by which they agreed: (i) to suspend the ongoing procedural deadlines until June 30, 2024, (ii) that the Company must contract at its own expense. a passenger traffic consulting study; (iii) postpone until May 30, 2024 the ordinary annual review of the PFIE of the Concession, corresponding to all periods until December 31, 2023.

Due to the change in management of the National Government, and in order to comply with what was opportunely agreed, on August 9, 2024, ORSNA and the Company signed a new Meeting Minutes by which the ordinary annual review of the PFIE of the Concession, corresponding to all periods until December 31, 2023, was postponed until October 30, 2024. It was also agreed to postpone until November 30, 2024 the deadline for the Regulatory Body to adopt the definitive measures that, being within its competence, allow the restoration of the financial economic equation of the Concession and to suspend until December 31, 2024 the procedural deadlines in the aforementioned judicial case.

On December 9, 2024, the ORSNA notified the issuance of Resolution RESFC-2024-36-APN-ORSNA#MTR approving the Revision of the PFIE corresponding to the periods 2021, 2022 and 2023. The Company requested the review of some aspects thereof. Pursuant to the request made by the parties, procedural deadlines of the judicial action aforementioned are suspended until June 30, 2025.

To date, the Company has fulfilled the commitments assumed.

Furthermore, under the terms of the concession contract, the National State has the right to rescue the Concession as of February 13, 2018. In the event that the National State decides to rescue the Concession, it must pay the Company compensation.

1.1. Consideration payable to the Argentine National Government

Under the terms of the Concession Agreement, the Company is required to, on a monthly basis; allocate an amount equal to 15% of the revenues derived from the Concession, as follows:

-	11.25% of total revenues to a trust for funding infrastructure works of the NAS. 30 % of such funds will be contributed directly to the National Social Security Administration (ANSES). The Secretary of Transportation, with previous authorization from the ORSNA, will determine the works in any airport of the country whether at airports under the concession agreement or not. The Company could present the ORSNA proposed works projects which, together with ORSNA´s proposals will be presented to the Secretary of Transportation who will decide upon the use of the trust funds.

-	1.25% of total revenues to a trust fund to study, control and regulate the Concession, which is to be administered and managed by the ORSNA.

-	2.5% of total revenues to a trust for funding of investments for the “A” Group of the NAS.

Notes to the Consolidated Financial Statements

At December 31, 2024 presented in comparative format (Contd.)

NOTE 1 – COMPANY ACTIVITIES (Contd.)

1.1.	Consideration payable to the Argentine National Government (Contd.)

The Company may settle its obligations to contribute funds to the trust through the assignment of receivables whose cause and/or title originate from the provision of aeronautical and/or airport services within the framework of the concession, subject to prior intervention by the Secretary of Transport and prior authorization from ORSNA.

1.2. Tariff schedule

The Concession Agreement establishes the maximum rates that the Company may charge to aircraft operators and passengers for aeronautical services that principally consist of passenger use fees for the use of the airports, which are charged to each passenger and vary depending on whether the passenger’s flight is an international, regional or domestic flight, and aircraft charges, which are charged for aircraft landing and aircraft parking and vary depending on whether the flight is international or domestic, among other factors.

Under the Concession Agreement, the ORSNA must annually review the PFIE of The Company in order to verify and preserve the equilibrium of the variables on which it was originally based. The main factors that determine economic equilibrium are the payments to the Argentine National Government, the fees charges to Airlines and passengers for aeronautical services, commercial revenues, investments the Company is required to make under the concession, The ORSNA determines the adjustment to be made to these factors to achieve economic equilibrium through the term of the concession. The only factor that has been adjusted in the past has been the fees the Company charges for aeronautical services and additional investment commitments.

As of 2012, the ORSNA has reviewed the PFIE through Resolution 115/12, dated November 7, 2012, Resolution 44/14 dated March 31, 2014, Resolution 167/15 dated November 20, 2015 and Resolution 100/2016 dated November 25, 2016; Resolution Nº 75/19 dated September 11, 2019 and Resolution Nº 92/19 dated October 21, 2019.

Following the increase of tariffs granted by the National Government in 2014, a new account was created “Trust Account for the Reinforcement of Investments of Group A”.

By resolution RESFC-2023-83-APN-ORSNA#MTR dated November 30, 2023, the ORSNA ordered the closure of said account and established that (i) the Company must guarantee the completion of the works in progress and those pending completion that are incorporated in the Financial Programming of the Affected Asset called “Trust Account of the Specific Affected Asset for the Reinforcement of Substantial Investments of Group A”; (ii) the funds deposited in the account, as well as the funds owed to it by the Company, will be transferred to the “Equity of Affection for the Financing of works in the airports that make up Group a of the SNA” and will be considered as an investment. additional direct investment to the sums in pesos that the Society should deposit in the FIDE 2014 account, adding to the expenditure planned as direct investment for the years 2024-2027.

Notes to the Consolidated Financial Statements

At December 31, 2024 presented in comparative format (Contd.)

NOTE 1 – COMPANY ACTIVITIES (Contd.)

1.2. Tariff schedule (Contd.)

By resolution RESFC-2023-81-APN-ORSNA#MTR dated November 16, 2023, the ORSNA modified the TUAI of the “MyD” Airport. Carlos Eduardo Krause” of the City of Puerto Iguazu, Province of Misiones, for direct international flights that originate at the Airport of the City of Puerto Iguazú with an international destination directly without connection with other national airports, setting it at the sum of U $D 15 for tickets issued from the day following publication in the Official Gazette to be used from 01/01/2024.

Pursuant to the Technical Conditions for the Extension, the ORSNA resolved to readjust the Tariff Table duly approved by Resolution ORSNA No. 93/19, ordering the increase in the rate for use of domestic air stations by the following resolutions RESFC-2021-04-APN-ORSNA#MTR, dated January 13, 2021, resolution RESFC-2021-83-APN-ORSNA#MTR, dated December 29, 2021, RESFC-2022-98-APN-ORSNA#MTR, dated December 16, 2022, RESFC-2023-84-APN-ORSNA#MTR, dated November 30, 2023, and RESFC-2024-29-APN-ORSNA#MTR, dated December 9, 2023. October 2024.

1.3. Committed capital investments

The Company executed the capital investments committed in the investment plan presented with the Memorandum of Agreement for the period corresponding to 2006-2028.

In order to strengthen the airport system, new investments were established, listed in Annex I of the Technical Conditions for the Extension, for the periods 2020-2021, 2022-2023; and 2024-2027.

The ORSNA will be the one who will assign the execution priorities within each period according to the financial goals established in the PFIE.

Works performed in accordance with the investment plan are entered in an investment registry maintained by the ORSNA, which catalogues both the physical progress and economic investments made under the investment plan. The Company is required to provide all the necessary documentation and any other data or reports requested by the ORSNA with respect to the investment registry.

The mandatory capital expenditure (CAPEX) program for expansion projects was agreed at U$S606.5 million (VAT included), divided into two phases: i. Phase 1: U$S406,5 million until 2024 completed ii. Phase 2: annual investments of U$S50 million from 2024 to 2027 totaling U$S200 million.

Investments at December 31, 2024 (1)	Phase I	Phase II
Preferred shares	174	-
Executed works	232	52
Remaining investments	-	148
Status	Completed	In progress

Phase 1 of the U$S406.5 million commitment was fulfilled in May 2024. Additionally, the amount corresponding to Phase II for the year 2024 has already been met in 2024.

The investments made during the fiscal years ending December 31, 2022, 2023 y 2024 are currently under review by ORSNA.

The investment between 2028 and 2038 will be defined based on the operational needs of Aeropuertos Argentina, considering the economic balance of the concession

In order to guarantee the completion of the works, the Company has contracted a surety insurance.

Notes to the Consolidated Financial Statements

At December 31, 2024 presented in comparative format (Contd.)

NOTE 1 – COMPANY ACTIVITIES (Contd.)

1.3. Committed capital investments (Contd.)

In August 2011, the Asociación de Superficiarios de la Patagonia (ASSUPA) started a civil action against the Company in a federal court in the Autonomous City of Buenos Aires according to Environmental Law N° 25.675, requesting the remediation of liabilities that eventually caused environmental damage in airports concessioned.

To date, the Court has appointed as expert the University of La Plata to conduct the research related to the remedial Works requested. ASSUPA obtained a precautionary measure to guarantee the execution of works for $97.4 million. Such works do not constitute a contingency, in case of execution they should be considered as included in the contract investments plan.

1.4. Transfer of assets used to provide the services

At the end of the Concession, the Company shall transfer to the Government, free of charge, all assets in use until that date for the provision of services to ensure continuity of the rendering of services either by the Government or a future concessionaire under the same conditions, and with the same quality standards.

1.5. Guarantee for fulfillment of the Concession Contract

It was agreed that a guarantee might be offered, to the satisfaction of ORSNA consisting in the pledge of securities, property and/or real estate mortgages, as well as surety bonds.

In order to comply with this clause, the Company has set up a surety bond.

1.6. Insurances

Additionally, the Company shall enter into a civil liability insurance policy for a minimum amount of $ 300 million.

The company has contracted insurance for U$S 300 million.

Notes to the Consolidated Financial Statements

At December 31, 2024 presented in comparative format (Contd.)

NOTE 1 – COMPANY ACTIVITIES (Contd.)

1.7. Limitations to the transfer of shares

The shares in The Company cannot be pledged without prior authorization of the ORSNA.

Under the Concession Agreement, the Company is required to maintain, at all times, a technical expert. Under the Concession Agreement, any shareholder who has held at least 10.0% of the capital stock for a minimum of five years is considered a technical expert.

It is established that the Company cannot merge or spin off during the term of the Concession Agreement.

1.8. Withdrawal and Compensation of Claims

Through the approval of the Memorandum of Agreement, the definitive resolution of the mutual claims between the National State and Aeropuertos Argentina 2000 S.A. was agreed. This was accredited before ORSNA on January 4, 2021.

The Company withdrew from the claims, appeals and lawsuits filed or in progress against the National State. Likewise, the ORSNA withdrew the executive lawsuit initiated against the Company for the non-payment of the canon.

As a result of the agreed and the commitments assumed in the “Technical Conditions of the Extension”, approved by Decree 1009/20, the company withdrew from the administrative and judicial actions against the National State, the ORSNA and their decentralized entities.

In relation to the judicial case where the economic-financial reviews approved by ORSNA Resolutions Nos. 75/19 and 92/19, ended with the judicial approval of the agreements reached approved by the aforementioned Decree. On December 30, 2021, in the same judicial file, ORSNA Resolution No. 60/21 dated September 23, 2021 was judicially approved, by which the Regulatory Body approved the content of the minutes signed with the Company in the dates August 03, 2021 and September 02, 2021.

The Company paid all amounts imposed by ORSNA as fines prior to the extension of the concession.

Notes to the Consolidated Financial Statements

At December 31, 2024 presented in comparative format (Contd.)

NOTE 2 - BASIS FOR CONSOLIDATION

The Condensed Consolidated Interim Financial Statements include the assets, liabilities and results of the following subsidiaries (hereafter the Company):

Subsidiaries (1	Number of common shares	Participation in capital and possible votes	Net Shareholders ‘equity at closing	Income for the year	Book entry value at 12.31.2024
			Millions of $
Servicios y Tecnología Aeroportuarios S.A. (2)	14,398,848	99.30%	873	(2,843)	867
Cargo & Logistics S.A. (3)	1,614,687	98.63%	1	(1)	1
Aero Assist Handling S.A.U. (4)	100,000	100%	57	69	-
Paoletti América S.A. (3)	6,000	50.00%	-	-	-
Texelrío S.A.	84,000	70.00%	849	809	599
Villalonga Furlong S.A (3) (5)	56,852	1.46%	3	-	-

(1)	Companies based in Argentina.
(2)	Includes adjustments under IFRS for the preparation and presentation of the corresponding Financial Statements.
(3)	Not consolidated due to low significance.
(4)	Following the sale of the share package during the current year, only the results of the subsidiary corresponding to the holding period were considered.
(5)	The Company directly and indirectly owns 98.53% of the capital stock and votes of this entity.

The accounting policies of the subsidiaries have been modified, where necessary, to ensure consistent application with the Company accounting policies.

The Company holds 99.3% of the shares of Servicios y Tecnología Aeroportuarios S.A., which purpose is to manage and develop activities related to duty-free zones, import and export operations, exploit and manage airport-related services, provide transportation services (both passenger and cargo), and warehouse usage services.

Cargo & Logistics S.A. owns 98.42% of the shares of Villalonga Furlong S.A. and the class "B" shares of Empresa de Cargas Aereas del Atlántico Sud S.A. (they represent 45% of its share capital), which is in liquidation. The remaining 55% of the shares (class "A") of Empresa de Cargas Aereas del Atlántico Sud S.A. is owned by the National State – Ministry of Defense. Air Cargo Company of Atlántico Sud S.A. that is in liquidation as of the date of presentation of these financial statements, being dissolved by application of the provisions of article 94, paragraph 2 of law 19,550.

The Company holds 50% of the capital stock and votes of Paoletti América S.A. Pursuant to shareholder agreements, the Company is in charge of the administration of Paoletti America S.A, and also appoints the Chairman of the Board of Directors, who, in accordance with the corporate by-laws, has a double vote in case of a tie voting.

In addition, the Company owns 70% of the capital and votes of Texelrio S.A. whose corporate purpose is, among others, to develop, operate and manage all kinds of services related to maintenance of parks and airports.

Notes to the Consolidated Financial Statements

At December 31, 2024 presented in comparative format (Contd.)

NOTE 2 - BASIS FOR CONSOLIDATION (Contd.)

In addition, the Company held a 100% stake in the share capital of Aero Assist Handling S.A.U., whose corporate purpose is, among others, to operate in foreign trade, provide cargo and passenger agent services and general sales agent for airlines, maritime and land companies. On August 29, 2024, the Company signed a Share Purchase Agreement with Aero Cargo Holding S.A. by which it sold 100% of its stake in Aero Assist Handling S.A.U.

NOTE 3 – ACCOUNTING POLICIES

These Separate Condensed Financial Statements of the Company are presented in millions of Argentine pesos, except for share data or when otherwise indicated. All amounts are rounded to millions of Argentine pesos unless otherwise indicated. As such, non-significant rounding differences may occur. A dash (“-”) indicates that no data was reported for a specific line item in the relevant financial year or period or when the relevant information figure, after rounding, amounts to zero. The Company’s Board of Directors approved them for issuance on March 6, 2025.

The NSC through article 1 of Chapter III of Title IV of the NSC Standards (N.T. 2013 and mod.), has established the application of Technical Resolution No. 26 (and its modifications) of the FACPCE, that adopt the IFRS, issued by the IASB, for entities included in the public offering regime, either for their capital or for their negotiable obligations, or that have requested authorization to be included in the aforementioned regime.

Application of those standards is mandatory for the Company as from the fiscal year beginning on January 1 2012. Therefore, the transition date, as established in the IFRS 1 “First Time Adoption of the IFRS” was January 1, 2011.

The accounting standards have been applied consistently in all the years presented unless otherwise indicated.

On the other hand, in accordance with the requirements of General Resolution 629 issued by the CNV, it is reported that the Company has certain documentation supporting accounting and management operations held by Bank S.A. in its warehouses in the Province of Buenos Aires of Garín (Pan-American Route km. 37.5), Pacheco (Pan-American Route km. 31.5), Munro (Av Fleming 2190) and Avellaneda (General Rivadavia 401).

1) Comparative Information

The comparative information included in these financial statements was extracted from the Separate Condensed Financial Statements of The Company as of December 31, 2023, timely approved by the Company’s Board and Shareholders and restated at the closing currency at December 31, 2024, based on the application of IASB 29 (see Note 3.25).

Notes to the Consolidated Financial Statements

At December 31, 2024 presented in comparative format (Contd.)

NOTE 3 – ACCOUNTING POLICIES (Contd.)

2) Controlled Companies

An investor controls an entity when the group is exposed to, or has the rights to, variable returns from its involvement with the entity and has the ability to affect those returns through its power over the entity. The subsidiaries are consolidated as from the date control is transferred to the Company. They are deconsolidated from the date that control ceases. (See Note 2).

Inter-company transactions, balances and unrealized gains or transactions between the Company companies are eliminated. Unrealized losses are also eliminated. When necessary, amounts reported by subsidiaries have been adjusted to conform to the Group’s accounting policies.

3) Segment Information

The Company is managed as a single unit, considering all airports as a whole. It does not evaluate the performance of the airports on a standalone basis. Therefore, for the purposes of segment information, there is only one business segment.

The Argentine National Government granted the Company the concession of the “A” Group airports of the NAS under the basis of “cross-subsidies”: i.e., the income and funds generated by some of the airports should subsidize the liabilities and investments of the remaining airports, in order for all airports to be compliant with international standards as explained below.

All airports must comply with measures of operative efficiency that are independent from the revenues and funds they generate. All works performed must follow international standards established by the respective agencies (IATA, OACI, etc.).

Revenues of the Company comprise non-aeronautical revenues and aeronautical revenues; the latter being the tariffs determined by the ORSNA and regulated on the basis of the review of the PFIE in order to verify and preserve the "equilibrium" of the variables on which it was originally based.

The investment decisions are assessed and made with the ORSNA based on the master plans of the airports considering the needs of each airport based on expected passenger flow and air traffic, in the framework of the standards previously mentioned.

4) Property, plant and equipment

Property, plant and equipment is stated at their historical cost, restated at closing currency, net of depreciations and impairment, if any. The historical cost includes expenses directly attributable to the acquisition of such assets.

Subsequent costs are included in the carrying amount of the asset only when it is probable that future economic benefits associated with the item will flow to the Company and the cost is reliably measured. The carrying value of replaced parts is derecognized. All other maintenance and repair expenses are expensed when incurred. No significant components are observed within this category.

Notes to the Consolidated Financial Statements

At December 31, 2024 presented in comparative format (Contd.)

NOTE 3 – ACCOUNTING POLICIES (Contd.)

4) Property, plant and equipment (Contd.)

Land is not depreciated. Depreciation on other assets is calculated using a straight-line method over its estimated useful life as follows:

Buildings: 30 years

Vehicles: 60 months

Machinery: 120 months

Installations: 60 months

Furniture and office equipment: 60 months

Data Processing: 36 months

The residual value of the assets and their useful life are reviewed, and adjusted if appropriate, at the end of each year. Changes in the criteria, if any, are recognized as a change in estimate.

Gains and losses on disposals are determined by comparing revenues with the carrying amount and are included in Other income and expenses, net, in the Consolidated Statement of Income.

The carrying value of the assets is written down immediately to its recoverable value if the assets carrying amount exceeds its estimated recoverable value.

5) Intangible Assets

The Company has recognized an intangible asset that represents the right (license) to charge users for the service of airport concession. Such intangible asset is registered at cost restated at closing currency minus the accumulated amortization which is amortized in a straight line during the term of the concession.

Our Concession Agreement is accounted for in accordance with IFRS based on the principles outlined in IFRIC 12 “Service Concession Arrangements.” Under IFRIC 12, our Concession Agreement is a “build-operate- transfer” arrangement, under which we develop infrastructure to provide public services and, for a specific period, operate and maintain such infrastructure. Infrastructure is not recognized as PP&E, because we have the right to charge fees for services provided to users during the period of the Concession Agreement.

Acquisitions correspond, according to the terms of the Concession contract, to the improvement of existing infrastructure assets to increase their useful life or capacity, or to the construction of new infrastructure assets.

Notes to the Consolidated Financial Statements

At December 31, 2024 presented in comparative format (Contd.)

NOTE 3 – ACCOUNTING POLICIES (Contd.)

5) Intangible Assets (Contd.)

The assets subject to amortization are reviewed for depreciation when the events or changes in the circumstances indicate that the book value cannot be recovered. The loss for depreciation is recognized for the amount by which the accounting value of the asset exceeds its recovery value. For the purpose of depreciation testing, the assets are grouped at the lowest level for which there are identified cash flows.

6) Rights of Use

The Company has recognized an asset for the right of use born from the leases of offices and deposits. Said asset is recorded at the present value of the payments defined in the lease contract restated in the closing currency minus accumulated amortization (amortizes in a straight line over the lease term).

7) Other assets

Other assets are deferred charges that are valued at historical cost, net of accumulated depreciation.

8) Investments

The investments consist mainly of investments in negotiable obligations and public debt instruments, with original maturity greater than three months from the date of acquisition

Negotiable obligations and mutual investment are valued at cost plus accrued interest.

All purchases and sales of investments are recognized on the settlement date, which does not differ significantly from that of contracting date on which the Company undertakes to buy or sell the investment.

The results from financial investments, both by quote difference and by exchange difference, are recognized in the “Financial income” in the Statement of Comprehensive Income.

The fair value of listed investments is based on current offer prices. If the market for a financial investment is not active or the securities have no quotation, the Company estimates the fair value according to standard valuation techniques.

9) Sales receivables and other receivables

Trade accounts receivable and other credits are initially recognized at their fair value and subsequently at their amortized cost using the effective interest method less the provision for expected losses, if applicable.

Notes to the Consolidated Financial Statements

At December 31, 2024 presented in comparative format (Contd.)

NOTE 3 – ACCOUNTING POLICIES (Contd.)

10) Cash and cash equivalents

In the consolidated statements of cash flows cash and cash equivalents include cash in hand, time deposits in financial entities, other short-term highly liquid investments with an original maturity of three months or less and bank overdrafts. In the consolidated statements of financial position, bank overdrafts, if any, are shown within borrowings in current liabilities. In the case of mutual funds, they are valued at the closing price.

11) Capital Stock

Ordinary, non-endorsable shares of $ 1 par value represent the capital stock. The share premium includes the difference in the price charged over the nominal value of the shares issued by the Company. The adjustment that arises from the restatement to the closing currency is exposed as "Adjustment of capital".

12) Provisions and other charges

Provisions are recognized in the financial statements when:

a)	The Company has a present obligation (legal or constructive) as a result of past events,
b)	It is probable that an outflow of resources is required to settle such obligation and
c)	The amount can be reliably estimated

Provisions are measured at the present value of the expenditures expected to be required to settle the obligation considering the best available information at the time of the preparation of the consolidated financial statements and are reassessed at each closing date.

13) Financial debt

Borrowings and other financial liabilities are initially recognized at fair value, net of direct transaction costs incurred. Subsequently, borrowings are carried at amortized cost using the effective interest method. Borrowings are classified under current liabilities if payment is expected within a year.

In the case of debt renegotiations, if the exchange of debt instruments between the financial creditor and the Company is concluded under substantially different conditions or involves a substantial modification of the conditions, considering both quantitative and qualitative factors, the existing financial liability is derecognized as an extinguishment of the original liability and a new liability is recognized. Otherwise, the original liability should not be extinguished, but should be considered as a modification, adjusting its measurement in relation to the new terms and conditions.

Notes to the Consolidated Financial Statements

At December 31, 2024 presented in comparative format (Contd.)

NOTE 3 – ACCOUNTING POLICIES (Contd.)

14) Current and deferred income tax – Tax revaluation – Adjustment for tax inflation

Income tax expense for the year comprises current and deferred income tax and is recognized in the Statement of Comprehensive Income.

Deferred income tax is recognized using the liability method on temporary differences between the tax bases of assets and liabilities and their carrying amounts.

Deferred assets and liabilities are measured at the tax rate expected to apply in the period in which the asset is realized or the liability settled, based on the tax laws enacted or substantially enacted at the end of the year. Under IFRS, the deferred tax assets (liabilities) are classified as non-current assets (liabilities). Deferred income tax assets are recognized only to the extent that it is probable that future taxable profit will be available, against which the temporary differences can be utilized.

Deferred income tax is provided on temporary differences derived from the investments in subsidiaries and associates, except for deferred income tax liability where the Company controls the timing of the reversal of the temporary difference and it is probable that the temporary difference will not reverse in the foreseeable future.

Deferred tax assets and liabilities are offset when there is a legally enforceable right to offset current tax assets and liabilities and when the deferred tax balances relate to the same taxing authority. Current tax assets and liabilities are offset when the entity has a legally enforceable right to offset and intends to settle on a net basis, or to realize the asset and settle the liability simultaneously.

To determine the net taxable income at the end of the years ended at December 31, 2024 and 2023, the inflation adjustment determined in accordance with articles No. 95 to No. 98 of the income tax law, for $92,387 million and $201,185 million respectively was incorporated into the tax result, as of December 31, 2024 and 2023. The variation of the General Level Consumer Price Index (CPI) exceeded 100% in the 36-month period ending fiscal years 2024 and 2023.

15) Leases

Assets acquired through leasing are recorded as assets either under "Intangible assets" or under "right of use", depending on the nature of the leased object, and are initially valued at the present value of future minimum payments or at their fair value if It is lower, reflecting in the liability the corresponding debt with the lessor. The financial cost is accrued based on the effective rate and is included within “Financial costs”.

Lease payments are discounted using the interest rate implicit in the lease. If that rate cannot be determined, the lessee's incremental borrowing rate is used, which is the rate that the lessee would have to pay to borrow the funds necessary to obtain an asset of similar value in a similar economic environment with similar terms and conditions.

Notes to the Consolidated Financial Statements

At December 31, 2024 presented in comparative format (Contd.)

NOTE 3 – ACCOUNTING POLICIES (Contd.)

15) Leases (Contd.)

In the case of short-term leases or low-value leases (less than twelve months), the Company has chosen not to recognize an asset, but rather recognizes the expense on a straight-line basis during the term of the lease for the fixed income part. Variable or contingent income is recognized as an expense in the period in which payment is probable, as are increases in fixed income indexed by a price index.

The lease liabilities maintained with financial institutions, given the nature of the creditor, are disclosed within the “Financial debt” category; instead, those contracts of leases held with creditors with a purely commercial activity are disclosed as “Lease liability”.

16) Accounts payable and others

Accounts payable and others are obligations to pay for goods and services that have been acquired in the ordinary course of business. Accounts payable are classified in current liabilities if payment is due within one year or less. Accounts payable are initially recognized at fair value and subsequently measured at their amortized cost using the effective interest method.

Unpaid salaries, vacations and bonuses, with their respective social security contributions, as well as severance bonuses and restructuring compensation are recognized at fair value

17) Distribution of dividends

The distribution of dividends to the Company shareholders is recognized as a liability in the financial statements in the year the dividends are approved by the shareholders.

18) Revenues

Revenue is recognized when control over a good or service is transferred to the customer and, therefore, when the latter has the ability to direct the use and obtain the benefits of the good or service. Revenue is recognized over time or at a point in time when (or to the extent that) the Company meets its obligations by transferring the promised goods or services to its customers.

The Company generates revenues from the following activities:

a)	Aeronautical services provided to users and aeronautical operators in the airports. Main aeronautical services include passenger use fees, aircraft landing fees and aircraft parking fees;

Notes to the Consolidated Financial Statements

At December 31, 2024 presented in comparative format (Contd.)

NOTE 3 – ACCOUNTING POLICIES (Contd.)

18) Revenues (Contd.)

b)	Non- Aeronautical revenues mainly obtained from commercial activities within the airports. Main non-aeronautical revenues include warehouse usage, use of space, car parking, etc.

Revenues for use of space by retail stores can be either contracted as a fixed or variable amount.

Revenue for contracts with clients is measured at the fair value of the consideration received or receivable and represents the amounts receivable for the sale of services, stated net of discounts and value added taxes. The Group recognizes revenues in the period the services are rendered, when the amounts can be reliably measured, when it is likely that future economic benefits will flow to the entity and when the specific criteria for each of the activities has been met, as previously mentioned.

The Company performs construction activities as part of the obligations derived from the investment plan established in the Concession Agreement mentioned in Note 1. In accordance with IFRIC 12 paragraph 14, the company recognizes construction revenues and costs during the construction period. Revenue from construction services equals the costs of construction or improvement plus a reasonable margin.

The Company recognizes contractual liabilities for consideration received in respect of future performance obligations and reports these amounts as Other liabilities in the Consolidated Statement of Financial Position. Similarly, if the Company satisfies a performance obligation before the consideration is received, the Company recognizes a contractual asset or a receivable in its Consolidated Statement of Financial Position, depending on whether more than the passage of time is required before the consideration becomes payable.

19) Presentation of expenses

The Company presents the consolidated statement of comprehensive income by classifying expenses according to their function as part of the lines “Cost of sales”, “Distribution and marketing expenses” and “Administrative expenses”. The accounts that accumulate monetary transactions that occurred throughout each fiscal year were computed at their nominal value restated in the closing currency.

Charges for consumption of non-monetary assets (depreciation, amortization, residual value of disposals of fixed assets and intangible assets, etc.) were determined based on the amounts of such assets, restated in accordance with the provisions of Note 3.25.

Notes to the Consolidated Financial Statements

At December 31, 2024 presented in comparative format (Contd.)

NOTE 3 – ACCOUNTING POLICIES (Contd.)

19) Presentation of expenses (Contd.)

The cost of services is mainly composed of salaries and social security contributions, cost of construction and maintenance services, airport concession fees, amortization of intangible assets related to the concessioned asset, service charges, fuel costs, royalties, and usage fees, airport operating costs and other miscellaneous expenses.

Distribution expenses, marketing expenses and administrative expenses related to the continuity of operations consist mainly of taxes, salaries and social contributions, amortization and depreciation, public services, office expenses, catering and replacement provisions, maintenance costs, advertising expenses, insurance costs, service costs, bad debt expenses and other miscellaneous items.

20) Other income and expenses

It mainly includes the revenues from the Strengthening Trust that arise as consideration for having the concession of the "A" Group of airports of the National Airport System for which the Company assigns to the Government 15% of the total revenues of the concession. 2.5% of said income is used to finance the investment commitments of The Company corresponding to the investment plan under the concession contract through a trust in which The Company is the trustor.BNA, the trustee; and the beneficiaries are The Company and builders of the works of the airports. The funds in the trust are used to pay the creditors of certain infrastructure works in the airports of Group A. According to IAS 20, the benefit received by the Company qualifies as an income subsidy, which is recognized on a monthly basis at a. reasonable value since there is certainty that this benefit will be received.

21) Financial income and costs

The financial results are presented separately as generated by assets (income) and liabilities (costs), and mainly include exchange differences, difference in the price of securities or mutual funds and interests.

22) Changes in accounting policies and disclosures

There are no changes in the Company's accounting policies as of the changes in accounting standards and interpretations issued by the IASB that are effective as of January 1, 2024.

23) Estimates

The preparation of financial statements in accordance with IFRS requires the use of estimates. It also requires management to exercise its judgment in the process of applying the Company accounting policies.

In the preparation of these Financial Statements the significant areas of judgement by management in the application of the Company accounting policies and the main areas of assumptions and estimates are consistently as those applied in the Consolidated Financial Statements for the year ended December 31, 2023 and are mentioned in Note 23.

Notes to the Consolidated Financial Statements

At December 31, 2024 presented in comparative format (Contd.)

NOTE 3 – ACCOUNTING POLICIES (Contd.)

24) Compensation Plan

During fiscal years 2024 and 2023, CAAP decided to grant a compensation plan to the management level of The Company. It corresponds to a payment plan based on CAAP shares, which will be responsible for them. In this sense, the cost of the aforementioned plan has been recorded in "Salaries and social charges", both in "Costs of sales" and "Distribution and marketing expenses", depending on the nature of the employee. Likewise, the value of the shares to be issued by our parent company was recorded as a counterpart, in "Other reserves" within the Company's equity.

25) Foreign currency conversion and financial information in hyperinflationary economies

Functional and presentation currency

The figures included in these financial statements were measured using their functional currency, that is, the currency of the primary economic environment in which the Company operates. The functional currency of the Company is the Argentine peso, which is the same as the presentation currency of the financial statements.

IAS 29 "Financial information in hyperinflationary economies" requires that the financial statements of an entity whose functional currency is that of a hyperinflationary economy be expressed in terms of the current unit of measurement at the reporting date of the reporting period, regardless of whether they are based on the historical cost method or the current cost method. For this, in general terms, inflation produced from the date of acquisition or from the revaluation date, as applicable, must be computed in the non-monetary items.

These requirements also correspond to the comparative information of these Consolidated financial statements.

In order to conclude on whether an economy is categorized as hyperinflationary under the terms of IAS 29, the standard details a series of factors to be considered, including the existence of a cumulative inflation rate in three years that approximates or exceed 100%. Taking into account that the accumulated inflation rate of the last three years exceeds 100% and the rest of the indicators do not contradict the conclusion that Argentina should be considered as a hyperinflationary economy for accounting purposes, the Company Management understands that there is sufficient evidence to conclude that Argentina is a hyperinflationary economy under the terms of IAS 29, as of July 1, 2018. It is for this reason that, in accordance with the NIC 29, these Individual Financial Statements are restated reflecting the effects of inflation in accordance with the provisions of the standard.

Notes to the Consolidated Financial Statements

At December 31, 2024 presented in comparative format (Contd.)

NOTE 3 – ACCOUNTING POLICIES (Contd.)

25) Foreign currency conversion and financial information in hyperinflationary economies (contd.)

Functional and presentation currency (contd.)

In turn, Law No. 27,468 (BO 04/12/2018) amended Article 10 of Law No. 23,928 and its amendments, establishing that the repeal of all legal norms or regulations that establish or authorize indexation by prices, monetary update, variation of costs or any other form of repowering of debts, taxes, prices or rates of goods, works or services, does not include financial statements, in respect of which the provisions of the article 62 in fine of the General Law of Companies No. 19,550 (TO 1984) and its amendments will be applied. Also, the aforementioned legal body ordered the repeal of Decree No. 1269/2002 of July 16, 2002 and its amendments and delegated to the National Executive Power (PEN), through its controlling entities, to establish the date from the which the provisions cited in relation to the financial statements presented will have effect. Therefore, through its General Resolution 777/2018 (BO 28/12/2018), the National Securities Commission (CNV) established that issuers subject to its control should apply to the annual financial statements, for interim and special periods, that close as of December 31, 2018 inclusive, the method of restating financial statements in a homogeneous currency as established by IAS 29.

In accordance with IAS 29, the financial statements of an entity reporting in the currency of a hyperinflationary economy must be reported in terms of the unit of measurement in effect at the date of the financial statements. All amounts in the statement of financial position that are not indicated in terms of the current unit of measurement as of the date of the financial statements should be updated by applying a general price index. All the components of the income statement should be indicated in terms of the unit of measure updated as of the date of the financial statements, applying the change in the general price index that has occurred since the date on which the income and expenses were originally recognized in the financial statements.

The adjustment for inflation in the initial balances was calculated considering the indexes established by the FACPCE based on the price indexes published by the INDEC. As of December 31, 2024, the price index amounted to 7,694.0075, with a year-on-year inflation of 118%.

Inflation adjustment

In an inflationary period, any entity that maintains an excess of monetary assets over monetary liabilities will lose purchasing power, and any entity that maintains an excess of monetary liabilities over monetary assets will gain purchasing power, if such items are not subject to a mechanism of adjustment.

Briefly, the re-expression mechanism of IAS 29 establishes that monetary assets and liabilities will not be restated since they are already expressed in the current unit of measurement at the end of the reporting period. Assets and liabilities subject to adjustments based on specific agreements will be adjusted in accordance with such agreements.

Notes to the Consolidated Financial Statements

At December 31, 2024 presented in comparative format (Contd.)

NOTE 3 – ACCOUNTING POLICIES (Contd.)

25) Foreign currency conversion and financial information in hyperinflationary economies (contd.)

Inflation adjustment (contd.)

The non-monetary items measured at their current values at the end of the reporting period, such as the net realization value or others, do not need to be re-expressed. The remaining non-monetary assets and liabilities will be re-expressed by a general price index. The loss or gain on the net monetary position will be included in the net comprehensive income for the year being reported, disclosing this information in a separate item.

The following is a summary of the methodology used for the preparation of these Consolidated Financial Statements:

-	Non-monetary assets and liabilities: non-monetary assets and liabilities (property, plant and equipment, intangible assets, rights of use, deferred profits and additional allowances) updated by the adjustment coefficients corresponding to the date of acquisition or origin of each of them, as applicable. The income tax derived has been calculated based on the restated value of these assets and liabilities;

-	Monetary assets and liabilities, and monetary position result: monetary assets and liabilities, including balances in foreign currency, by their nature, are presented in terms of purchasing power as of December 31, 2024. The financial result generated by the net monetary position reflects the loss or gain that is obtained by maintaining an active or passive net monetary position in an inflationary period, respectively and is exposed in the line of "Result from exposure to changes in the purchasing power of the currency" (RECPAM) in the Statement of Comprehensive Income;

-	Equity: the net equity accounts are expressed in constant currency as of December 31, 2024, applying the corresponding adjustment coefficients at their dates of contribution or origin;

-	Results: the items of the Statements of Comprehensive Income have been restated based on the date on which they accrued or were incurred, with the exception of those associated with non-monetary items (depreciation and amortization expenses), which are presented as a function of the update of the non-monetary items to which they are associated. Expressed in constant currency as of December 31, 2024, through the application of the relevant conversion factors.

The comparative figures have been adjusted for inflation following the same procedure explained in the preceding points.

Notes to the Consolidated Financial Statements

At December 31, 2024 presented in comparative format (Contd.)

NOTE 3 – ACCOUNTING POLICIES (Contd.)

25) Foreign currency conversion and financial information in hyperinflationary economies (contd.)

Inflation adjustment (contd.)

In the initial application of the adjustment for inflation, the equity accounts were restated as follows:

-	The capital was restated from the date of subscription or from the date of the last adjustment for accounting inflation, whichever happened later. The resulting amount was incorporated into the "Capital adjustment" account;

-	The other result reserves were not restated in the initial application.

With respect to the evolution notes of non-monetary items for the year, the balance at the beginning includes the adjustment for inflation derived from expressing the initial balance to the currency of current purchasing power.

Transactions and balances

Transactions in foreign currency are translated into the functional currency using the exchange rates prevailing at the transaction dates (or valuation where items are re-measured).

Foreign exchange gains and losses and losses resulting from the settlement of such transactions and from the translation at year-end of the assets and liabilities denominated in foreign currency are recognized in the statement of comprehensive income

Foreign exchange gains and losses are shown in “Finance Income” and/or “Finance Expense” of the comprehensive statement of income, depending on whether they are generated by monetary assets or liabilities, respectively.

Exchange rates used are the following: buying rate for monetary assets and selling rate for monetary liabilities, applicable at year-end according to Banco Nación, and at the foreign currency exchange rate applicable at the transaction date.

26) New standards and amendments

The Company has adopted the following standards and interpretations that have become applicable for the year beginning on January 1, 2024:

- Amendments to IAS 1, non-current liabilities including covenants.

- Amendments to IAS 1, classification of liabilities between current and non-current.

- Amendments to IFRS 16, lease liabilities in a sale and leaseback transaction.

- Amendments to IAS 7 and IFRS 7, financing arrangements with suppliers.

- IFRIC agenda decisions on IFRS 8 – operating segment information.

Notes to the Consolidated Financial Statements

At December 31, 2024 presented in comparative format (Contd.)

NOTE 3 – ACCOUNTING POLICIES (Contd.)

26) New standards and amendments (contd.)

During the year ended December 31, 2023, the Company has applied the following standards and amendments for the first time for the Consolidated Financial Statements started on January 1, 2023:

- Amendments to IAS 1, Practice Statement 2 and IAS 8.

- Deferred tax related to assets and liabilities arising from a single transaction – Amendments to IAS 12.

- International tax reform – Pillar Two model rules – Amendments to IAS 12.

The listed amendments did not have a material impact on these Financial Statements.

The following accounting standards and interpretations have been published but the application is not mandatory for December 31, 2024 reporting periods and have not been early adopted by the Group:

- Lack of exchangeability – Amendments to IAS 21.

- Presentation and Disclosures in Financial Statements – IFRS 18.

- Classification and measurement of financial instruments – Amendments to IFRS 9 and IFRS 7.

The Company is currently assessing the impact these standards and interpretations will have in the current or future reporting periods and on foreseeable future transactions.

NOTE 4 - SALES INCOME

	12.31.2024	12.31.2023
	Millions of $
Air station use rate	466,613	458,188
Landing fee	42,606	40,737
Parking fee	15,882	15,709
Total aeronautical income	525,101	514,634
Total non-aeronautical income	386,794	440,573
Total	911,895	955,207

As of December 31, 2024 and 2023, "over the time" income from contracts with customers for the years was $760,830 million and $768,087 million, respectively.

Notes to the Consolidated Financial Statements

At December 31, 2024 presented in comparative format (Contd.)

NOTE 5 - COSTS OF SALES, ADMINISTRATIVE, DISTRIBUTION, AND SELLING EXPENSES

5.1. Sales Cost

	12.31.2024	12.31.2023
	Millions of $
Specific allocation of income	134,281	140,621
Airport services and maintenance	133,420	113,880
Amortization of intangible assets	108,215	100,506
Depreciation of PP&E	386	381
Salaries and social charges	163,766	168,192
Fee	8,676	4,229
Utilities and fees	19,816	18,184
Taxes	5,718	3,687
Office expenses	16,254	16,589
Insurance	581	1,097
Depreciation rights of use	2,410	3,821
Total	593,523	571,187

5.2. Distribution and marketing expenses

	12.31.2024	12.31.2023
	Millions of $
Amortization of intangible assets	177	13
Salaries and social charges	1,034	1,299
Fee	451	1
Utilities and fees	14	12
Taxes	46,080	50,354
Office expenses	96	77
Advertising	5,601	1,388
Provision for bad debts	3,517	1,918
Total	56,970	55,062

Notes to the Consolidated Financial Statements

At December 31, 2024 presented in comparative format (Contd.)

NOTE 5 - COSTS OF SALES, ADMINISTRATIVE, DISTRIBUTION, AND SELLING EXPENSES (contd.)

5.3. Administrative expenses

	12.31.2024	12.31.2023
	Millions of $
Airport services and maintenance	907	1,146
Amortization of intangible assets	989	763
PP&E Depreciation	42	-
Salaries and social charges	23,928	21,049
Fee	4,516	3,618
Utilities and fees	7	67
Taxes	6,345	6,333
Office expenses	7,407	6,246
Insurance	691	558
Fees to the Board of Directors and the Supervisory Committee	828	589
Total	45,660	40,369

NOTE 6 - OTHER ITEMS OF THE COMPREHENSIVE INCOME STATEMENT

6.1 Other net incomes and expenses

	12.31.2024	12.31.2023
	Millions of $
Trust for Strengthening	22,380	23,438
Other	(4,256)	(11,687)
Total	18,124	11,751

6.2. Finance Income

	12.31.2024	12.31.2023
	Millions of $
Interest	39,275	66,610
Foreign Exchange differences	(147,576)	75,451
Total	(108,301)	142,061

6.3 Finance Expenses

	12.31.2024	12.31.2023
	Millions of $
Interest	(61,008)	(68,428)
Foreign Exchange differences	491,384	(377,437)
Others	85	-
Total	430,461	(445,865)

Notes to the Consolidated Financial Statements

At December 31, 2024 presented in comparative format (Contd.)

NOTE 6 - OTHER ITEMS OF THE COMPREHENSIVE INCOME STATEMENT (contd.)

6.4 Income Tax	12.31.2024	12.31.2023
	Millions of $
Current	(938)	-
Deferred	(236,950)	93,153
Total	(237,888)	93,153

NOTE 7 - INTANGIBLE ASSETS

		12.31.2024	12.31.2023
	Note	Millions of $
Original values:
Initial balance		3,119,692	2,955,984
Acquisitions of the year		160,279	163,708
Balance at December 31		3,279,971	3,119,692

Accumulated Amortization:
Initial balance		(1,212,075)	(1,110,793)
Amortization of the year	5	(109,381)	(101,282)
Balance at December 31		(1,321,456)	(1,212,075)
Net balance at December 31		1,958,515	1,907,617

Notes to the Consolidated Financial Statements

At December 31, 2024 presented in comparative format (Contd.)

NOTE 8 - FINANCIAL DEBTS

8.1 Changes in financial debt:

	12.31.2024	12.31.2023
	Millions of $
Initial balance	1,137,534	863,653
New financial debts	30,562	12,469
Financial debts paid	(109,407)	(139,673)
Accrued interest	56,016	60,464
Foreign Exchange differences	(478,822)	324,977
Inflation adjustment	6,718	15,644
Financial debt at December 31	642,601	1,137,534

The carrying amounts and fair value of financial debt are as follows:

	Book Value	Fair Value (*)	Book Value	Fair Value (*)
	12.31.2024		12.31.2023
	Millions of $
Bank borrowings	10,563	10,563	35,493	35,493
Negotiable Obligations	632,038	629,584	1,101,932	1,066,844
Bank overdrafts	-	-	109	109
Total	642,601	640,147	1,137,534	1,102,446

(*) Valuation at quotation prices (not adjusted) in active markets for identical assets or liabilities Fair Value level 2 under IFRS 13 hierarchy. There are no financial instruments measured at fair value.

8.2 Breakdown of financial debt

Non-current Financial Debts	12.31.2024	12.31.2023
	Millions of $
Bank borrowings	-	17,606
Negotiable Obligations	559,743	1,077,229
Cost of issuance of NO	(830)	(2,093)
	558,913	1,092,742
Current Financial Debts
Bank borrowings	10,563	17,887
Negotiable Obligations	73,454	27,340
Bank overdrafts	-	109
Cost of issuance of NO	(329)	(544)
	83,688	44,792
	642,601	1,137,534

Notes to the Consolidated Financial Statements

At December 31, 2024 presented in comparative format (Contd.)

NOTE 8 - FINANCIAL DEBTS (Contd.)

8.3 Negotiable Obligations

Class	Start		Maturity	Interest		Currency	Initial Capital	Capital in U$S at 12.31.2024	Capital in U$S at 12.31.2023
Guaranteed with Maturity in 2027 (1) (2)	02.2017		02.2027	6.875%		U$S	400.0	11.3	16.3
Class I Series 2020(1) (2) (3)	04.2020		02.2027	6.875	%(5)	U$S	306.0	40.6	58.7
Class I Series 2021 - Additional (1) (2) (3)	10.2021		08.2031	8.500%		U$S	272.9	272.9	272.9
Class IV (2) (3)	11.2021		11.2028	9.500%		U$S	62.0	62.0	62.0
Class V (3)	02.2022		02.2032	5.500%		U$S(6)	138.0	138.0	138.0
Class VI (3)	02.2022		02.2025	2.000%		U$S(6)	36.0	27.1	34.4
Class IX (3)	08.2022	(4)	08.2026	0.000%		U$S(6)	32.7	22.9	29.9
Class X (3)	07.2023		07.2025	0.000%		U$S(6)	25.1	17.9	22.7
Class XI (3)	12.2024		12.2026	5.500%		U$S(7)	28.8	28.8	-

(1) These NOs are guaranteed in the first degree with the international and regional airport use rates and the rights to compensation of the concession, and in the second degree, with the income assigned from the cargo terminal.

(2) Corresponds to NOs issued under US legislation, from the state of New York.

(3) Issued under the Global Program for the issuance of Negotiable Obligations approved by the NSC on 04.12.2020.

4) On 07/2023, an additional amount was issued for U$S2.7 million, with the same conditions as the original issue

(5) During the PIK Period (until 05.01.2021), the interest rate was 9.375% per year, period in which the amount of interest was capitalized quarterly. After said period, the interest rate of the NOs is applied.

(6) The reference NOs are denominated in United States Dollars but payable in Argentine Pesos at the BCRA Communication Reference "A" 3500 exchange rate.

(7) The reference NOs are denominated and payable in US dollars

Global Program for the issuance of Negotiable Obligations

On February 27, 2020, the ordinary general meeting of shareholders of the Company approved the creation of a Global Program for the issuance of Negotiable Obligations of Aeropuertos Argentina 2000 S.A. for the total amount of up to U$S500 million (or its equivalent in other currencies and/or value units). The Prospectus project was approved in its terms and conditions by board of directors dated February 27, 2020. On April 17, 2020, the Company obtained authorization from the CNV for the Global Program for the Issuance of Negotiable Obligations. In turn, on June 15, 2021, the Company's ordinary general meeting of shareholders approved the expansion of the amount of the aforementioned program from the sum of U$S500 million to the sum of U$S1,500 million (or its equivalent in other currencies and / or units of value), whose final prospectus was approved in its terms and conditions by resolution of the sub delegate dated July 14, 2021. On July 11, 2021, the Company obtained authorization from the CNV for the expansion of the amount of the Global Program for the Issuance of Negotiable Obligations.

On April 24, 2024, the Company's ordinary general shareholders' meeting approved the extension of the program for an additional five years and certain modifications to its terms and conditions, including, among others, the possibility of issuing social, green, sustainable, or sustainability-linked negotiable obligations (“negotiable obligations”) under the program, in accordance with the "Guidelines for the Issuance of Social, Green, and Sustainable Securities in Argentina" set forth in Article 4.5 of Annex III, Chapter I, Title VI of the

Notes to the Consolidated Financial Statements

At December 31, 2024 presented in comparative format (Contd.)

NOTE 8 - FINANCIAL DEBTS (Contd.)

8.3 Negotiable Obligations (Contd.)

Global Program for the issuance of Negotiable Obligations (Contd.)

CNV Regulations (as amended from time to time, as well as in accordance with any other regulations issued by the CNV and/or an authorized market, whether local or foreign). On August 7, 2024, the Company obtained authorization from the CNV for the extension of the Global ON Issuance Program for an additional period of five years from the initial expiration date, i.e., from April 17, 2025.

As a result, the program will expire on April 17, 2030.

Guaranteed Negotiable Obligations maturing in 2027

On February 6, 2017, the Company issued negotiable obligations for U$S400 million with maturity on February 1, 2027, with an interest rate of 6.875% and an issue price of 99.888% par value. Payment of principal will have a quarterly amortization in 32 quarters, identical and consecutive, payable from May 1, 2019.

These NO are guaranteed by a Trust under the Argentine Law, by which the Company has transferred and assigned use fees of international and regional airports and the Concession Indemnification Rights.

In May 2020 and October 2021, The Company concluded two exchange offers on the guaranteed NO Due 2027 (see below). The holders who did not enter the exchange continue with the original terms and conditions.

Class I Negotiable Obligations Series 2020

On April 21, 2020, the Company announced an exchange offer and consent request to the holders of the 2027 Guaranteed NO. On May 19, 2020, the exchange offer for 86.73% of the total original principal amount ended. Consequently, on May 20, 2020, U$S306 million in new NO were issued with maturity on February 1, 2027, whose interest rate was 9.375% per year during the PIK Period, period in which the amount of interest is compounded quarterly. The capital and interest amortization installment of these NO, due on May 1, 2021, was paid in cash. Beginning May 1, 2021, the PIK Period having ended, the Notes bear interest at a rate of 6.875% per annum until maturity, payable quarterly.

Class I Negotiable Obligations Series 2021

On October 27, 2021, the Company completed the exchange of the "Guaranteed Negotiable Obligations Maturing in 2027" and the "Class I Series 2020 Negotiable Obligations", for new 8.50% fixed rate NO maturing in 2031. Capital amortization was established in 20 installments payable between February 1, 2026 and August 1, 2031 on a quarterly basis, on the 1st days of February, May, August and November, with the exception of the payment dates corresponding to May 1, 2026, November 1, 2026 and August 1, 2028.

At the closing of the transaction, 66.83% of the total original principal amount of the Class I Series 2020 Negotiable Obligations and 24.61% of the total original principal amount of the Secured Negotiable Obligations Maturing in 2027 were tendered for the exchange. Consequently, on October 28, 2021, the Company issued a principal amount of U$S208,949,631 of Class I Series 2021 Negotiable Obligations. These

Notes to the Consolidated Financial Statements

At December 31, 2024 presented in comparative format (Contd.)

NOTE 8 - FINANCIAL DEBTS (Contd.)

8.3 Negotiable Obligations (Contd.)

Class I Negotiable Obligations Series 2021 (Contd.)

Negotiable Obligations are guaranteed in the first degree with the international and regional air station use rates and the rights to indemnification of the concession, and secondly, with the transferred revenues from the cargo terminal.

Additional Class I Series 2021 Negotiable Obligations

On November 4, 2021, the Company issued additional Class I Series 2021 Negotiable Obligations for an amount of U$S64 million, which are fully fungible with the Class I Series 2021 NO.

Class IV Negotiable Obligations

On November 4, 2021, the Company issued NO Class IV for an amount of U$S62 million. They will amortize their capital in 15 quarterly and consecutive installments payable as of February 1, 2025, and a final payment of 33.4% at maturity, seven years from the date of issue. They will accrue interest at a nominal annual rate of 9.50% and will be guaranteed in the first degree, with the income transferred from the cargo terminal on a pari passu basis with certain existing loans, and in the second degree, with the international and regional air station usage fees and rights to compensation of the concession.

Class V Negotiable Obligations

On February 21, 2022, within the framework of the Global Program of Issuances of Negotiable Obligations, the Company issued U$S138 million to be integrated and payable in pesos with maturity on February 23, 2032, at an interest rate of 5.5% annual nominal value and with an issue price at par (100% of the nominal value). The amortization of the capital of the NO was established in 20 quarterly installments as of May 21, 2027, which will be payable at the exchange rate of Reference Communication "A" 3500 of the BCRA.

The Class V NO will be guaranteed in the first degree, with the income transferred from the cargo terminal pari passu with certain existing loans and the Class IV NO and in the second degree, with the international and regional air station use rates and the rights to compensation of the concession.

Class VI Negotiable Obligations

On February 21, 2022, within the framework of the Global Program of Issuances of Negotiable Obligations, the Company issued U$S36 million to be integrated and payable in pesos, maturing on February 21, 2025, at a nominal 2% interest rate annual and with an issue price at par (100% of the nominal value). The amortization of the capital of the negotiable obligations was established in a single installment at maturity, which will be payable at the exchange rate of Reference Communication "A" 3500 of the BCRA.

During 2024, the Company acquired Class VI Notes in the secondary market for a nominal value of U$S8.9 million.

Notes to the Consolidated Financial Statements

At December 31, 2024 presented in comparative format (Contd.)

NOTE 8 - FINANCIAL DEBTS (Contd.)

8.3 Negotiable Obligations (Contd.)

Class IX Negotiable Obligations

On August 19, 2022, within the framework of the Global Program of Issuances of Negotiable Obligations, the Company issued U$S30 million maturing on August 19, 2026, at an annual nominal interest rate of 0% and with an issue price at par (100% of nominal value).

Class IX NO were paid in cash for U$S4.6 million and in kind for U$S 25.4 million according to the exchange ratio of U$S 1 nominal value of Class II NO for U$S 1 nominal value of Negotiable Obligations Class IX

The amortization of the capital of the NO was established in 3 consecutive quarterly installments, the first payment being on February 19, 2026, the installments will be payable at the exchange rate of Reference Communication "A" 3500 of the BCRA.

During 2024, the Company acquired Class IX Notes in the secondary market for a nominal value of U$S9.8 million.

Additional Class IX Negotiable Obligations

On July 5, 2023, within the framework of the Global NO Emissions Program, the Company issued an additional U$S2.7 million of Class IX NO, with an issue price above par (119% of the nominal value).

Class X Negotiable Obligations

On July 5, 2023, within the framework of the NO Global Emissions Program, the Company issued U$S 25.1 million with an issue price above par (110.65% of the nominal value). The NOs were integrated 100% in kind according to the exchange ratio of U$S 1 nominal value of Class III NOs for U$S 0.9 nominal value of Class X NOs.

During 2024, the Company acquired Class X Notes in the secondary market for a nominal value of U$S7.1 million.

Class XI Negotiable Obligations

On December 23, 2024, within the framework of the Global Notes Issuance Program, the Company issued U$S28.8 million to be settled and payable in US dollars, maturing on December 15, 2026, at an annual nominal interest rate of 5.50% and with an issue price at par (100% of the nominal value). The amortization of the principal of the Notes was established in a single installment at maturity.

Notes issued under US legislation, of the state of New York, require compliance with financial and non-financial covenants, including financial ratios, restrictions on contracting additional debt and limitations on the payment of dividends. As of December 31, 2024, the Company is in compliance with all financial covenants.

Notes to the Consolidated Financial Statements

At December 31, 2024 presented in comparative format (Contd.)

NOTE 8 - FINANCIAL DEBTS (Contd.)

8.4 Bank debt

Institution	Start	Maturity.	N.A.R.	Currency	Initial Capital(2)	Capital at 12.31.2024 (2)	Capital at 12.31.2024 (2)
Provincia de Bs. As. (1)	04.2019	07.2024	7%	U$S	3.1	-	0.30
On Shore Renegotiation	11.2021	11.2024	8.500%	U$S	18.0	-	8.90
ICBC - Dubai Branch	07.2022	10.2025	SOFR+7.875%(3)	U$S	10.0	10.0	10.0
Citibank - Overdraft	03.2023	03.2024	76.000%	$	1,680.5	-	1,680.5
Import Financing	09.2023	01.2024	15.500%	U$S	0.5	-	0.5
Import Financing	09.2023	12.2024	15.500%	U$S	0.1	-	0.1

(1) The loan was granted in four tranches, all of them with the same conditions.

(2) Balances in the currency of origin of the financial instrument. In the case of Argentine pesos, the value is expressed in the homogeneous closing currency.

(3) Plus applicable tax withholdings.

Loan Industrial and Commercial Bank of China Limited, Dubai (DIFC) Branch

On July 25, 2022, a loan agreement was signed with the Industrial and Commercial Bank of China, Dubai Branch for U$S10 million. whose disbursement was made on July 29, 2022. The duration of the loan contracts was established at thirty-nine months, counted from the date of disbursement.

The loan contract establishes the repayment of principal in three consecutive quarterly installments, with the first payment 33 months after the disbursement date, accruing interest at a variable rate equivalent to the SOFR rate plus an applicable margin of 7.875% nominal annual plus the applicable tax withholdings ("withholding tax").

The loan will be guaranteed in the first degree, with the income transferred from the cargo terminal on a pari passu basis with certain existing loans and the Class IV NO, and in the second degree, with the fees for the use of international and regional air stations and the rights to compensation of the concession.

Notes to the Consolidated Financial Statements

At December 31, 2024 presented in comparative format (Contd.)

NOTE 8 - FINANCIAL DEBTS (Contd.)

8.4 Bank debt (contd.)

Import Financing Industrial and Commercial Bank of China

During 2023, the Company contracted three import financings with the Industrial and Commercial Bank of China.

In May 2023, it financed U$S1.2 million at a rate of 12.90%, maturing on September 18, 2023.

On September 2023, it financed U$S0.5 million and U$S0.1 million at a rate of 15.50%, whose amortization date will be in January 2024 and December 2024, respectively.

At December 31, 2024, import financing is fully canceled.

Citibank - Overdraft

On March 30, 2023, four overdraft lines were taken for a total of $1,351 million in order to cancel syndicated loans denominated in Argentine pesos. The first and second of the short lines for $192.9 expired in May 2023 and August 2023, respectively. The last installment, for $771.7 million, expired in March 2024.

The overdraft is fully cancelled by December 31, 2024.

Notes to the Consolidated Financial Statements

At December 31, 2024 presented in comparative format (Contd.)

NOTE 9 - COMPOSITION OF CERTAIN ITEMS OF THE SEPARATE STATEMENTS OF FINANCIAL POSITION

9.1 Other receivables

9.1.1 Other non-current receivables		12.31.2024	12.31.2023
	Note	Millions of $
Trust for Strengthening	10.1	43,511	39,836
Others		445	-
Total		43,956	39,836

9.1.2 Other current receivables		12.31.2024	12.31.2023
	Note	Millions of $
Expenses to be recovered		2,406	575
Guarantees granted		-	2
Related parties	10.1	2,586	815
Tax credits		16,390	7,698
Prepaid Insurance		2,446	1,522
Others		18	11
Total		23,846	10,623

9.2 Trade receivables		12.31.2024	12.31.2023
	Note	Millions of $
Trade receivables		99,820	108,505
Related parties	10.1	2,275	792
Checks-postdated checks		2,594	2,093
Subtotal sales credits		104,689	111,390
Provision for bad debts		(9,459)	(13,467)
Total		95,230	97,923

9.2.1 Changes in Bad Debt Provisions		12.31.2024	12.31.2023
	Note	Millions of $
Initial Balance		13,467	16,095
Increases /Recoveries of the year	5.2	3,517	1,918
Foreign exchange difference		460	10,612
Applications of the year		(123)	(806)
Inflation adjustment		(7,862)	(14,352)
Bad Debts provisions at December 31		9,459	13,467

Notes to the Consolidated Financial Statements

At December 31, 2024 presented in comparative format (Contd.)

NOTE 9 - COMPOSITION OF CERTAIN ITEMS OF THE SEPARATE STATEMENTS OF FINANCIAL POSITION (Contd.)

9.3 Investments

9.3.1 Non-current investments		12.31.2024	12.31.2023
	Nota	Millions of $
Negotiable obligations		44,275	87,700
Negotiable obligations related parties	10.1	3,550	6,052
Others		1,922	-
Total		49,747	93,752

9.3.2 Current investments		12.31.2024	12.31.2023
	Note	Millions of $
Other financial assets related companies	10.1	-	26,014
Other financial assets		7,865	17,003
Negotiable obligations		14,389	8,676
Total		22,254	51,693

9.4 Cash and cash equivalents	12.31.2024	12.31.2023
	Millions of $
Cash and funds in custody	167	379
Banks	82,633	116,824
Checks not yet deposited	481	457
Term deposits and others	23,151	40,857
Total	106,432	158,517

9.5 Commercial accounts payable and other

9.5.1 Commercial Accounts payable and other non-current	12.31.2024	12.31.2023
	Millions of $
Suppliers	968	2,035
Total	968	2,035

9.5.2 Commercial accounts payable and other current		12.31.2024	12.31.2023
	Note	Millions of $
Suppliers		53,851	61,496
Foreign suppliers		8,841	7,524
Related Parties	10.1	4,534	3,119
Salaries and social security liabilities		40,799	41,741
Other fiscal debts		7,339	3,748
Total		115,364	117,628

Notes to the Consolidated Financial Statements

At December 31, 2024 presented in comparative format (Contd.)

NOTE 10 - BALANCES AND TRANSACTIONS WITH RELATED PARTIES

10.1 Balances with other related parties

Balances with other related companies at December 31, 2024 and 2023 are as follows:

	Note	12.31.2024	12.31.2023
Other receivables		Millions of $
Other related companies	9.1.2	2,586	815
Total		2,586	815

		12.31.2024	12.31.2023
Trade receivables		Millions of $
Other related companies	9.2	2,275	792
Total		2,275	792

	Note	12.31.2024	12.31.2023
Investments		Millions of $
Other related companies - non-current	9.3.1	3,550	6,052
Other related companies - current (1)		-	26,014
Total		3,550	32,066

(1) As of December 31, 2023, includes a loan granted on June 9, 2023, was renewed on December 6, 2023, and on June 3, 2024 to Compañía General de Combustibles S.A. for U$S14.8 million and for U$S15,1 million with a TNA of 4.5%, and 6,0%, respectively.

	12.31.2024	12.31.2023
Accounts payable and other	Millions of $
Other related companies	4,534	3,119
Total	4,534	3,119

	Note	12.31.2024	12.31.2023
Provisions and other charges		Millions of $
Corporación América S.A.U. – Dividends to be paid	11	13,572	-
Total		13,572	-

Notes to the Consolidated Financial Statements

At December 31, 2024 presented in comparative format (Contd.)

NOTE 10 - BALANCES AND TRANSACTIONS WITH RELATED PARTIES (Contd.)

10.1 Balances with other related parties (Contd.)

The balances with the Argentine National State as of December 31, 2024 and 2023 are as follows:

	Note	12.31.2024	12.31.2023
		Millions of $
Debt - Specific allocation of income		11,959	15,037
Debt – Dividends to be paid	11	12,384	-
Credit - Strengthening Trust (1)		43,511	39,836

(1) To fund the investment commitments of the Company.

10.2 Operations with related parties

Transactions with related parties during the years ended December 31, 2024 and 2023 are as follows:

With Proden S.A. for office rental and maintenance, the Company has allocated $3,423 million and $4,100 million to the cost, respectively.

The Company has allocated to the cost $6,334 million and $4,956 million, respectively, with Grass Master S.A.U. for airport maintenance. Additionally, the Company has allocated $95 million and $54 million to intangible assets, respectively.

With Tratamientos Integrales América S.A.U for airport maintenance, the Company has allocated $2,434 million and $1,507 million to the cost, respectively.

The Company has allocated to the cost $1,518 million and $1,466 million, respectively, with Servicios Integrales América S.A. by out sourcing of systems and technology.

With Compañía de Infraestructura y Construcción S.A. for maintenance at airports, the Company has allocated $5,311 million and $5,999 million, respectively.

With Servicios Aereos Sudamericanos S.A. for aeronautical services, the Company has allocated $1,349 million and 1,468 million, respectively.

The Company has recorded commercial income of $1,478 million and $2,330 million, respectively, with Duty Paid S.A.

Notes to the Consolidated Financial Statements

At December 31, 2024 presented in comparative format (Contd.)

NOTE 10 - BALANCES AND TRANSACTIONS WITH RELATED PARTIES (Contd.)

10.3 Other information about related parties

Furthermore, short-term compensation to key management was $2,129 million and $1,875 million for the year ended at December 31, 2024 and 2023, respectively.

Corporación América S.A.U. is the direct owner of 45.90% of the common shares of the Company, and an indirect owner through Corporación América Sudamericana S.A of 29.75% of the common shares of the Company, therefore is the immediate controlling entity of the Company.

Corporación América S.A.U. is controlled by Cedicor S.A., owner of 100% of its capital stock. Cedicor is, in turn, the direct holder of 9.35% of the shares with voting rights of the Company. Cedicor S.A. is 100% controlled by American International Airports LLC, which is in turn 100% controlled by Corporación América Airports S.A.

The ultimate beneficiary of the Company is Southern Cone Foundation. Its purpose is to manage its assets through decisions adopted by its independent Board of Directors. The potential beneficiaries are members of the Eurnekian family and religious, charitable and educational institutions.

Notes to the Consolidated Financial Statements

At December 31, 2024 presented in comparative format (Contd.)

NOTE 11 – PROVISIONS AND OTHER CHARGES

	Note	At 01.01.24	Increases (Recovery)	Decreases	Inflation Adjustment	Accruals	Exchange rate differences	At 12.31.24	Total Non Current	Total Current

		Millions of $							Millions of $
Litigations		5,739	1,087	(817)	(3,194)	9	608	3,432	1,131	2,301
Deferred Income		30,656	10,179	-	(11,736)	(16,724)	1,321	13,696	2,692	11,004
Guarantees Received		3,940	40	81	(2,061)	-	125	2,125	-	2,125
Upfront fees from concessionaires		6,082	1,391	-	-	(2,262)	-	5,211	3,065	2,146
Dividends to be paid	10	-	85,558	(55,429)	(5,933)	-	1,760	25,956	-	25,956
Others		5,986	4	(185)	(3,248)	(950)	772	2,379	1,135	1,244
Total		52,403	98,259	(56,350)	(26,172)	(19,927)	4,586	52,799	8,023	44,776

	Note	At 01.01.23	Increases (Recovery)	Decreases	Inflation Adjustment	Accruals	Exchange rate differences	At 12.31.23	Total Non Current	Total Current

		Millions of $							Millions of $
Litigations		6,230	1,143	(1,498)	(5,237)	-	5,101	5,739	3,103	2,636
Deferred Income		20,422	14,368	-	(11,731)	(12,545)	20,142	30,656	3,885	26,771
Trust for works		12,887	17,010	(26,129)	(5,307)	1,539	-	-	-	-
Guarantees Received		2,182	1,415	(847)	(2,337)	-	3,527	3,940	-	3,940
Upfront fees from concessionaires		5,157	1,860	-	-	(935)	-	6,082	4,203	1,879
Others		10,011	37	(4,823)	(6,026)	669	6,118	5,986	3,848	2,138
Total		56,889	35,833	(33,297)	(30,638)	(11,272)	34,888	52,403	15,039	37,364

Notes to the Consolidated Financial Statements

At December 31, 2024 presented in comparative format (Contd.)

NOTE 12 - FOREIGN CURRENCY ASSETS AND LIABILITIES

Item	Foreign currency type and amount at 12.31.2024		Foreign exchange rates	Amount in local currency at 12.31.2024	Amount in local currency at 12.31.2023
Assets
Current Assets
Net trade receivables	U$S	69	1,029.00	71,334	83,460
Investments	U$S	22	1,029.00	22,254	35,465
Cash and cash equivalents	U$S	79	1,029.00	81,605	116,099
Total current assets				175,193	235,024

Non-Current Assets
Investments	U$S	45	1,029.00	46,732	93,752
Total Non-Current Assets				46,732	93,752
Total assets				221,925	328,776

Liabilities
Current Liabilities
Provisions and other charges	U$S	27	1,032.00	27,868	3,691
Financial debts	U$S	81	1,032.00	84,017	70,113
Lease liabilities	U$S	3	1,032.00	2,714	4,627
Commercial accounts payable and others	U$S	24	1,032.00	24,998	28,142
	EUR	2	1,074.3120	2,398	4,987
	CAD	0	719.6858	39	-
Total current liabilities				142,034	111,560

Non-Current Liabilities
Provisions and other charges	U$S	3	1,032.00	2,908	6,947
Financial debts	U$S	542	1,032.00	559,743	1,094,837
Lease liabilities	U$S	2	1,032.00	2,113	7,648
Commercial accounts payable and others	U$S	1	1,032.00	959	2,030
Total non-current liabilities				565,723	1,111,462
Total liabilities				707,757	1,223,022
Net liability position				485,832	894,246

Notes to the Consolidated Financial Statements

At December 31, 2024 presented in comparative format (Contd.)

NOTE 13 – PROPERTY, PLANT AND EQUIPMENT

		Land and buildings	Vehicles and machinery	Installations	Furniture and office equipment	Construction in progress

	Nota	Millions of $
Net book value at January 1, 2024		472	888	-	6	1.366
Addition and transfer		11	104	-	(6)	109
Depreciation	5	(118)	(310)	-	-	(428)
Net book value at December 31, 2024		365	682	-	-	1,047

Net book value at January 1, 2023		638	557	-	2	1,197
Addition and transfer		-	544	2	4	550
Depreciation	5	(166)	(213)	(2)	-	(381)
Net book value at December 31, 2023		472	888	-	6	1,366

NOTE 14 – INCOME TAX

On December 29, 2017, the National Executive Power issued and published Law No. 27,430, which introduced amendments to the Income Tax. Among the most relevant was the reduction of the tax rate for capital companies and permanent establishments to 25% and it was also provided that dividends distributed to human persons and beneficiaries abroad by the aforementioned would be taxed at a rate of 13%. Such modifications were applicable for the years beginning on or after January 1, 2020, while for the years beginning on January 1, 2018 and December 31, 2019, the applicable rates would be 30% for the tax and 7% for dividend distribution. On December 23, 2019, through the promulgation and publication of Law No. 27,541, it was suspended until the fiscal years beginning on January 1, 2021 inclusive, the reduction of the rate to 25% and the application of the tax on dividends at 13%, providing that for the periods in which the suspension is applied the rates will be 30% and 7%, respectively.

Besides, LSSRP - B.O. December 23, 2019 suspends until the fiscal years beginning on January 1, 2021, including, the application of the 25% rate timely provided by subsection d) of article N ° 86 of Law No 27,430, stating that for the period of suspension the rate will be 30%.

Accordingly, the application of the 13% rate for the distribution of dividends is suspended for the same years, establishing it at 7%.

In addition, the Law permanently extends the 7% withholding tax for the distribution of dividends.

Notes to the Consolidated Financial Statements

At December 31, 2024 presented in comparative format (Contd.)

NOTE 14 – INCOME TAX (Contd.)

On June 16, 2021, the Argentine Government enacted an income tax reform (Law No. 27,630), which increases the corporate income tax rate for fiscal years beginning on or after June 1. January 2021. The law replaced the previous tax rate of 30% with a progressive tax scale based on accumulated net taxable income. As of December 31, 2024, the updated current rates are as follows: up to a profit of $34,703,523, the rate is 25%, up to $347,035,230 the applicable rate is 30% and more than $347,035,230 the rate is 35%

For fiscal years 2024 and 2023, Argentine companies are subject to the progressive tax scale, where the maximum tax rate is 35%.

The tax inflation adjustment provided for in Title VI of the Income Tax Law was not applicable from the enactment of Law No. 24,073 (B.O. 04/08/1992). In this regard, Article No. 39 of said regulation established that all tax updates would have the month of March 1991 as their maximum limit. However, as a result of the modifications introduced in the latest tax reform - Law No. 27,430- and, subsequently the modification established to this by Law No. 27,468, provided that said mechanism will be applicable in the fiscal year in which a variation of the Consumer Price Index (CPI) is verified, accumulated in the 36 months prior to the closing date of the year being settled, greater than 100%. Additionally, with respect to the 1st, 2nd and 3rd fiscal year from its validity, the mechanism will be applied when the variation of the CPI from the beginning to the closing of each one of those fiscal years exceeds 55%, 30% and 15%, respectively.

The LSSRP maintains the application of the inflation adjustment mechanism established in Title VI of the LIG. However, the amount that corresponds to the first and second fiscal year beginning on January 1, 2019 must be allocated one sixth in that fiscal period and the remaining five sixths in equal parts in the five immediately following fiscal periods.

For the year 2021, it is applicable given that the requirement of inflation greater than 100% has been met considering the last 36 months, since it is the 4th year from its validity, according to the CPI index. , the adjustment resulting from this procedure must be allocated in its entirety to the fiscal year given that the current standard does not provide for a division in the recognition of the adjustment for fiscal years beginning on or after January 1, 2021.

According to article 118 of Law 27,701, National Budget Law 2023, B.O. 12/01/2022, Article 195 is incorporated into the IG Law, which establishes: "Taxpayers who by application of Title VI of this Law, by virtue of verifying the assumption provided for in the penultimate paragraph of Article 106, determine a positive inflation adjustment in the first and second fiscal years beginning on or after January 1, 2022 inclusive, may allocate one third (1/3) in that fiscal period and the remaining two thirds (2/3), in equal parts, in the two (2) immediately following fiscal periods.

Notes to the Consolidated Financial Statements

At December 31, 2024 presented in comparative format (Contd.)

NOTE 14 – INCOME TAX (Contd.)

The calculation of the positive inflation adjustment, in the terms provided in the previous paragraph, will only be appropriate for subjects whose investment in the purchase, construction, manufacture, processing or definitive importation of fixed assets -except automobiles-, during each of the two (2) fiscal periods immediately following that of the computation of the first third of the period in question, is greater than or equal to thirty thousand million pesos ($30,000,000,000). Failure to comply with this requirement will determine the decay of the benefit […].”

The Company has reached the investment levels required by law and has proceeded to allocate the positive inflation adjustment for 2022 in thirds, applicable to the years 2022, 2023 and 2024.

The effect of the deferral of two sixths of the result for exposure to inflation as of December 31, 2019 and three sixths of the result for exposure to inflation as of December 31, 2020, has been recognized as a deferred tax liability.

On May 23, 2022, the Company submitted the Income Tax affidavit corresponding to the 2021 fiscal year, allocating the calculated tax losses from previous years in accordance with the update mechanism provided for in article 25 of said law. In this way, $348 million and $678 million corresponding to its updating have been calculated as consumption of nominal loss. Due to the latter, a letter has been submitted to the treasury for the application of the update of the losses.

Likewise, the company made a presentation before ARCA, under the protection of the tax secrecy provided in the procedural law, in order to preserve its rights in a framework of transparency in its actions.

The Company's Management, with the assistance of its legal and tax advisors, understands that the grounds put forward in the presentation made before ARCA are closely related to those considered by the highest court in the aforementioned cases, among others, for which reason it has solid arguments to defend the criterion applied.

As of December 31, 2024, the balance of historical tax loss carryforwards (without calculating the result of the current fiscal year) updated amounts to $138.781 million.

Deduction updates: Acquisitions or investments made in fiscal years beginning on January 1, 2018, will be updated based on the percentage variations in the CPI provided by the INDEC, a situation that will increase the deductible amortization and its cost computable in case of sale.

The following is a reconciliation between the income tax charged to income and that, which would result from applying the tax rate in force in Argentina on income before taxes for the years ended on December 31, 2024 and 2023:

Notes to the Consolidated Financial Statements

At December 31, 2024 presented in comparative format (Contd.)

NOTE 14 – INCOME TAX (Contd.)

	31.12.2024	31.12.2023

	Millions of $
Income before income tax	530.182	(72,514)
Tax calculated at applicable tax rate(*)	(185.564)	25,380
Tax effects of:
Re-expression of the tax loss	79.074	143,082
Tax inflation adjustment	(174.545)	(201,185)
Tax revaluation of Intangible assets	122.025	210,351
Others	(78.878)	(84,475)
Income tax result	(237.888)	93,153

(*) The tax rate in effect as of December 31, 2024 and 2023 is 35%. Meanwhile the effective tax rate in effect has been -44.19% and -128.46%, respectively.

The movements during the year in the assets and liabilities for deferred tax, not considering the compensation of balances referred to the same fiscal authority have been the following:

Item	Balance at 12.31.2022	Net charges	Balance at 12.31.2023	Net charges	Balance at 12.31.2024
	Millions of $
Deferred tax assets:
Trade receivable nets	13,747	(8,723)	5,024	(1,736)	3.288
Related parties	2	(2)	-	-	-
Provisions and other charges	12,356	4,763	17,119	(10,749)	6.370
Accumulated Losses (*)	59,972	188,379	248,351	(199,774)	48.577
Total Assets	86,077	184,417	270,494	(212,259)	58.235
Deferred tax liabilities
Intangible assets and PP&E	222,461	76,166	298,627	54,006	352,633
Financial debt	4,980	3,733	8,713	(3,543)	5,170
Loans	54	(37)	17	(9)	8
Accounts Payable	4	(2)	2	(1)	1
Tax adjustment (note 3.14)	15,964	3,239	19,203	(18,699)	504
Investments	479	8,377	8,856	(6,175)	2,681
Total liabilities	243,942	91,476	335,418	25,579	360,997
Net deferred tax liabilities	(157,865)	92,941	(64,924)	(237,838)	(302,762)

(*) Of the tax losses included in the deferred tax, $48.577 million are due in fiscal year 2028.

Notes to the Consolidated Financial Statements

At December 31, 2024 presented in comparative format (Contd.)

NOTE 15 – OTHER RESTRICTED ASSETS

The assets for deferred tax due to negative taxable basis pending compensation are recognized as long as the corresponding fiscal benefit could occur through future fiscal benefits.

Other than what is mentioned in Note 1 and 8, other receivables in current assets at December 31, 2023 include $2 million corresponding to guarantees granted to third parties in connection with lease agreements. Likewise, as of December 31, 2024 and December 31, 2023, under Cash and cash equivalents, there are balances in bank accounts specifically earmarked for the cancellation of Series 2021 and Class IV negotiable obligations for $4,769 million and $10,325 million, respectively.

NOTE 16 - CAPITAL STOCK

At December 31, 2024 capital stock is as follows:

Par Value
$
Paid-in and subscribed	258,517,299
Registered with the Public Registry of Commerce	258,517,299

The Company’s capital stock is comprised of 258,517,299 common shares of $1 par value and entitled to one vote per share.

NOTE 17 - CAPITAL STOCK AND SHARE PREMIUM (presented in $ at the currency of the Meeting date)

As stated in Note 16, the Company’ s capital stock comprises 258,517,299 common shares of $1 par value and one vote each.

Under the provisions of the Memorandum Agreement, the Concession Contract Adaptation in the Shareholders’ Extraordinary and Special meeting for Class A, B and C of March 6, 2008 and approved by the ORSNA the April 25, 2008 decided to amend the bylaws to incorporate the following decisions: the increase of capital stock from $100,000,000 to $219,737,470 through the capitalization of the “capital adjustment” account and the increase of the capital stock up to $715,898,883, through the issuance of 496,161,413 preferred shares of $1 par value with no voting rights, fully subscribed by the Argentine National Government.

Furthermore, the Shareholders’ Extraordinary and Special meeting held on August 7, 2008 decided, among other things, , subject to the approval of ORSNA (i) Increase in the company’s capital stock for up to $65,000,000. (ii)Creation of subclasses “R” and “L” shares and issuance of up to 65,000,000 ordinary book entry class A, B, C and subclass L shares.(iii) Admission to the public offering of shares regime. Subclass “L” shares of one peso ($1) par value and one (1) vote each will be placed for public offering.

Notes to the Consolidated Financial Statements

At December 31, 2024 presented in comparative format (Contd.)

NOTE 17 - CAPITAL STOCK AND SHARE PREMIUM (presented in $ at the currency of the Meeting date – contd.)

The shareholder’s meeting dated April 29, 2011 decided that due to the existence of certain topics regarding the admission to the public offering of shares and the increase of capital stock which were being analyzed by the Board, the admission to the public offering regime, the increase in capital stock and the statute reform would be held in a further Meeting summoned once such topics had been defined.

On June 9, 2011, the National Government notified the company of its intention to convert all the negotiable obligations that had been duly issued by virtue of the withdrawal and compensation of mutual claims between the Company and the National State (see Note 1.8) in ordinary class D shares of the company. At the Board meeting held on December 27, 2011, 38,779,829 Class D ordinary, book-entry shares with a par value of $ 1 and entitled to one vote per share were issued. Through the Assembly of December 29, 2011, it was resolved to reform the corporate bylaws in order to reflect the conversion of negotiable obligations. The mentioned conversion generated an issue premium of $137,280,595.

At December 31, 2021 the capital stock is represented by: (i) 79,105,489 class A Subclass R common book entry shares; (ii) 79,105,489 class B Subclass R common book entry shares; (iii) 61,526,492 class C Subclass R common book entry shares; (iv) 38,779,829 class D common book entry shares; (v) 910,978,514 preferred shares of $1 par value without right to vote; and (vi) subclass L ordinary book entry shares issued in the public offering regime.

The administration of the company is managed by a board of seven members acting for a year-and the same number of alternates. Each of the classes A, B and C has the right to choose two full directors and two alternates and class D has the right to appoint a full director and an alternate.

On June 30, 2011, the Company was notified that the Società per Azioni Esercici Aeroportuali S.E.A. transferred to Cedicor S.A., direct controller of Corporación América S.A.U., 21,973,747 common, registered non-endorsable Class A shares of $ 1 par value and one vote each, representing 8.5% of the capital stock of The Company. To be conducted, such transference needs to be authorized by the ORSNA according to the regulations that are to be applied for the changes in capital stock of The Company.

On July 13, 2011, the company was notified that Riva S.A.I.I.C.F.A. transferred to Cedicor S.A., direct controller of Corporación América S.A.U. 2,197,375 ordinary book entry class B shares of AR $ 1par value and one vote each, representing 0.85% of the capital stock and votes of The Company. To be conducted, such transference needs to be authorized by the ORSNA according to the regulations that are to be applied for the changes in capital stock of The Company.

Notes to the Consolidated Financial Statements

At December 31, 2024 presented in comparative format (Contd.)

NOTE 17 - CAPITAL STOCK AND SHARE PREMIUM (presented in $ at the currency of the Meeting date – contd.)

Through joint resolution number RESFC-2021-68-ORSNA # MTR, dated September 22, 2021, the board of the Regulatory Body of the National Airport System resolved to authorize Airports Argentina 2000 S.A. to modify the shareholding composition of the Company, authorizing:

i) transfer by Riva S.A.I.I.C.F. 2,197,375 of class B ordinary book-entry shares of one peso par value each and one vote per share, representing 0.85% of the ordinary capital and the votes of the Company to Cedicor S.A.; and

ii) Transfer by Società per Azioni Esercizi Aeroportuali SEA 21,973,747 class A ordinary shares of one-peso par value each, and one vote per share, representing 8.5% of the ordinary capital and of the votes of the Company to Cedicor SA.

NOTE 18 - RESOLUTION OF THE ORDINARY AND SPECIAL GENERAL MEETINGS OF CLASS A, B, C AND D OF AEROPUERTOS ARGENTINA 2000 S.A. (presented in $ in the currency of the date of the meetings)

At the ordinary and special general meeting of classes A, B, C and D shares and extraordinary meeting, held on April 26, 2023, it was resolved that the positive result of $40,638,030,971 which, after absorbing the accumulated losses of the previous year in the amount of ($22,199,777,489), amounted to $18,438,253,482, be allocated as follows:

(i)	$614,780,045 to the constitution of the legal reserve, up to 20% of the share capital plus the capital adjustment; and

(ii)	the balance of $17,823,473,437 to the constitution of an optional reserve for the execution of future works plans and to guarantee the payment of future dividends, if applicable.

At the special ordinary general meeting of classes A, B, C and D, held on April 24, 2024, which yields a positive result of $9,406,678,415, it is allocated as follows:

(i)	$58,044,335 to the constitution of the legal reserve, up to 20% of the share capital plus the capital adjustment; and

(ii)	The balance of $9,348,634,080 to the constitution of an optional reserve for the execution of future works plans and to guarantee the payment of future dividends, if applicable.

The ordinary general meeting held on October 31, 2024 unanimously resolved: (i) to rectify what was resolved at the meeting on April 24, 2024 and to restate the result of the fiscal year, which as of December 31, 2023 amounted to $9,406,678,415 due to the General Level Consumer Inflation Index for the month of March, which amounted to 51.62%. Said result, restated as of the date of the detailed meeting, for an amount of $14,262,583,889, was resolved to be allocated as follows: (i) $102,181,288 to the constitution of the legal reserve, up to 20% of the adjusted share capital; and (ii) the balance of $14,160,402,601.20 to the constitution of an optional reserve for the execution of future works plans and to guarantee the payment of future dividends, if applicable.

Notes to the Consolidated Financial Statements

At December 31, 2024 presented in comparative format (Contd.)

NOTE 18 - RESOLUTION OF THE ORDINARY AND SPECIAL GENERAL MEETINGS OF CLASS A, B, C AND D OF AEROPUERTOS ARGENTINA 2000 S.A. (presented in $ in the currency of the date of the meetings – contd.)

The result for the financial year having been rectified as of April 24 and the shareholders' intention being to distribute dividends, at the meeting held on October 31, 2024, it was resolved to restate the amount of the optional reserve again, this time as of September 30, 2024. The Inflation Index as of September amounted to 101.58%. Consequently, the amount of the optional reserve restated as of September 30 amounted to $737,844,377,142. It was also resolved to partially release the optional reserve for up to the sum of the equivalent in pesos of U$S80,000,000, equivalent to $79,200,000,000, calculated at the selling exchange rate for the currency, published by the Banco de la Nación Argentina at the close of operations on October 30, 2024, and the distribution of dividends to the shareholders in proportion to their respective shareholdings in the Company.

NOTE 19 – EARNINGS PER SHARE

Relevant information for the calculation per share:

	12.31.2024	12.31.2023
Income for the year (in millions of $)	292,294	20,639
Amount of ordinary shares (millions)	259	259
Earnings per shares ($ per share)	1,128.5483	79.6873

NOTE 20 - FINANCIAL RISK MANAGEMENT

The Company is exposed by its activities to several financial risks: market risk (including risk of exchange rate, risk of fair value due to interest rate and price risk), credit risk and liquidity risk.

The main indicators in our country were:

-	At the end of the third quarter of 2024, the country registered a 2.1% year-on-year drop in activity, according to INDEC's GDP publication;

-	Accumulated inflation between January 1 and December 31, 2024 reached 118% (CPI);

-	Between January 1, 2024 and December 31, 2024, the peso depreciated against the US dollar, going from 808.45 pesos per dollar at the beginning of the year to 1,032.50 pesos per dollar at the end of the year.

Notes to the Consolidated Financial Statements

At December 31, 2024 presented in comparative format (Contd.)

NOTE 20 - FINANCIAL RISK MANAGEMENT (Contd.)

On December 10, 2023, a new government took office in Argentina, which has set among its objectives the establishment of a new economic regime in the country, for which it proposes to carry out a broad reform of laws and regulations.

Throughout fiscal year 2024, Argentina's economic and regulatory context was marked by strong macroeconomic adjustments, market deregulation, and changes in the foreign exchange restrictions scheme, which generated a significant impact on economic activity.

As part of its economic stabilization program, the government implemented a policy of sharp reduction in public spending, with the aim of achieving primary fiscal balance.

Subsidies to energy, gas, and public transportation rates were eliminated or reduced, which generated significant increases in the costs of these services; there was a freeze on hiring and a reduction in the structure of the State, with cuts in public agencies; the pension system was reformed, modifying the criteria for updating retirement benefits, among other measures. Although these measures contributed to the reduction of the deficit, they had a contractive impact on economic activity, affecting consumption and investment in different sectors.

Regarding the foreign exchange restrictions, during 2024 the BCRA made progress in the progressive liberalization of access to the MULC, with the aim of facilitating foreign trade operations and normalizing the flow of foreign currency: the obligation to have the approval of the BCRA to access the MULC in certain commercial operations was eliminated; new financing schemes were established for the import of essential goods; and access to dollars for the payment of pre-existing commercial debts was made more flexible.

Despite these advances, certain restrictions persist in strategic sectors, and access to the MULC remains subject to regulations in certain operations.

Argentina experienced a notable reduction in its country risk, driven mainly by the implementation of fiscal austerity policies, structural reforms that generated investor confidence, debt renegotiation and agreements with the IMF, thus leading to stability in financial markets, with an appreciation of sovereign bonds and greater exchange rate stability reinforcing market confidence. Based on this, the country risk, which at the beginning of 2024 was around 1,900 basis points, showed a significant downward trend, reaching 746 basis points in November and closing the year at 635 basis points.

Notes to the Consolidated Financial Statements

At December 31, 2024 presented in comparative format (Contd.)

NOTE 20 - FINANCIAL RISK MANAGEMENT (Contd.)

This notable reduction in country risk not only reflects an improvement in the international perception of Argentina's solvency and economic stability, but also has significant practical implications. A lower country risk facilitates access to external financing at lower rates, benefiting both the State and the private sector in their investment and growth strategies.

The stabilization context continues at the date of issue of these financial statements. It is not possible to predict at this time its evolution or new measures that could be announced. The Company's Management permanently monitors the evolution of the variables that affect its business, to define its course of action and identify the potential impacts on its assets and financial situation.

The Company's financial statements must be read in light of these circumstances.

Risk of exchange rate

A substantial portion of the revenues of the Company are in American dollars or are related to billing in American dollars, such being the case of the fees collected to the non-aeronautical concessionaries (these being calculated on the billing percentage of the respective concessionaries in this currency) and a lower percentage in pesos.

Our operational incomes are affected by the fluctuation of the exchange rate of the Argentine peso and the other currencies. A key factor in the determination of our financial and net holding incomes is the registry of the incomes for exchange differences on the assets and liabilities in foreign currencies and the registry of the current value of the long-term liabilities.

Our debt for borrowings in foreign currency at December 31, 2024 and 2023 was an equivalent of $643,760 million and $1,165 billion. The Company does not use derived financial instruments to cover such exposures, as an important percentage of our revenues is in American dollars or related to the American dollar as previously mentioned.

Based on the composition of our situational balance at December 31, 2024 and 2023 a variation in the exchange rate of $100 against the American dollar would translate in an increase/decrease of $22 billion and $41 billion in the assets and $68 billion and $151 billion in the respective liabilities.

Price risk

As set forth in the Agreement, the ORSNA should annually revise the financial projections of the Company (PFIE) for the term of the concession agreement, in relationship with, among other items, aeronautical and commercial revenues, costs of operation and investment obligations and could conduct adjustments to the specific allocation of revenues and/or aeronautical service rates and/or investment obligations of the Company to preserve the Economic. Financial balance of the Concession Agreement, as established per Attachment V of the Agreement and parameters established by the ORSNA for the Procedure of Revision of the PFIE. See Note 1.2 of the present financial statements.

Notes to the Consolidated Financial Statements

At December 31, 2024 presented in comparative format (Contd.)

NOTE 20 - FINANCIAL RISK MANAGEMENT (Contd.)

Credit Risk

The commercial credits of the Company originate mainly from aeronautical revenues pending to be collected with airlines and the fee to be charged to concessionaries. The Company has a strong dependence on two of its airports (Ezeiza and Aeroparque) and could be affected by any condition that affects the airports. Furthermore, the Company three main clients generate 26% of income.

The ORSNA resolved to conduct discounts on the international aeronautical rates, so the tariff is equivalent to those obtained if a 30% discount is applied on the amounts established in the Attachment II of the Agreement for those airlines that have a regular payment condition. Since this norm is in force, most of the airlines are complying regularly with their payments.

For trade receivables, the Company applied the simplified approach to estimate the expected credit losses in accordance with the provisions of the standard, which requires the use of the criterion for the provision of loss throughout the life of the loans. The determination of the expected loss to be recognized is calculated based on a percentage of bad debts determined according to the maturity ranges of each credit, as well as the result of the analysis of specific cases that require specific treatment.

In order to measure the expected credit loss, the trade receivables have been grouped according to their characteristics in terms of shared credit risk and the time that has elapsed as past-due loans. Expected loss rates are based on sales payment profiles over a period of 36 months before December 31, 2024, and the corresponding historical credit losses experienced within this period. Historical loss rates are adjusted to reflect current and prospective information on macroeconomic factors that affect the ability of customers to settle accounts receivable.

On this basis, the provision for losses on trade receivables as of December 31, 2024 was calculated by applying the following expected loss ratios: 0.55% on non-expired loans, 1.45% on loans due between 1 and 30 days, 7.67% for the expired range between 31 and 60 days; 17,02% for the range of overdue loans between 61 and 90 days, 39.19% for overdue loans between 91 and 180 days and 52.18% over those overdue for more than 181 days.

On this basis, the provision for losses on trade receivables as of December 31, 2023 was calculated by applying the following expected loss ratios: 0.66% on non-expired loans, 1.64% on loans due between 1 and 30 days, 7.83% for the expired range between 31 and 60 days; 13.69% for the range of overdue loans between 61 and 90 days, 28.68% for overdue loans between 91 and 180 days and 40.53% over those overdue for more than 181 days.

The financial instruments that could be subject to credit risk concentration consist of cash, cash equivalents, accounts receivable and short term investments.

The Company places its cash and cash equivalents, investments and other financial instruments in several first rate credit entities, reducing in this way the credit exposure to only one entity. The Company has not had significate losses in such accounts.

Notes to the Consolidated Financial Statements

At December 31, 2024 presented in comparative format (Contd.)

NOTE 20 - FINANCIAL RISK MANAGEMENT (Contd.)

Credit risk (contd.)

Liquidity risk

The financial condition, the liquidity of the Company and the need for cash are influenced by different factors, included; its capacity to generate cash flow of its operations; the level of indebtedness, the interests and amortizations on capital stock, that have impact on its net financial expenses, the interest rates in force in the local and international markets and its investments commitments in the framework of the investments plan, the master plans, the additional investments in capital goods and the needs of working capital.

The following table shows an analysis of the non derived financial liabilities of the Company settled by a net amount, grouped, according to their due dates considering the remaining period in the balance sheet date up to its contractual due date, the contractual flows are not shown discounted.

In millions of $	Total	1st Quarter 2025	2nd Quarter 2025	3rd Quarter 2025	4th Quarter 2025	2025	2026	2027-2039
Debt obligations(*)	948	136	43	47	29	255	144	549
Leases obligations	5	1	1	1	2	5	-	-
Total Contractual Obligations	953	137	44	48	31	260	144	549

(*) Includes Fees payable to the Argentine National Government, Accounts Payable, Negotiable obligations (Capital and Interests) and local financial debts.

Risk of interest rate

The interest rate risk of the Company arises from its financial debt. The new borrowings taken at variable rate expose the Company to the increase of interest expenses in the case of increase of interest rates in the market, while the borrowings taken at a fixed rate expose the Company to a change in its fair value. The Company analyzes the exposure to the interest rates in a dynamic way, being the general policy of the Company to maintain most of its financing at a fixed rate.

The total debt of the Company at a variable rate at December 31, 2024 and 2023 is of $10,563 million and $18,007 million, respectively (1.64% and 2.80% of total financial debts, respectively).

Capital Management

The objectives of the Company for capital management are to safeguard its capacity to continue doing business and be able to provide yield to owners as well as benefits to holders of instruments of shareholder’s equity and maintain an optimum capital structure to reduce capital cost.

Notes to the Consolidated Financial Statements

At December 31, 2024 presented in comparative format (Contd.)

NOTE 20 - FINANCIAL RISK MANAGEMENT (Contd.)

Capital Management (contd.)

The negotiable obligations issued by the Company establish various commitments for the Company. As of the date of these Financial Statements, the Company has complied with all of its obligations.

Aligned with the sector, the Company makes a follow up of the capital based on the indebtedness index. This index is calculated as the net debt divided among the total capital. The net debt is calculated as the total borrowings (including “current and non-current borrowings” as shown in the financial statements) less the cash and cash equivalents. The total capital is calculated as the “shareholder’s equity” of the financial statements plus the net debt.

	12.31.2024	12.31.2023

	Millions of $
Total Financial Liabilities	642,601	1,137,534
Less: Cash and cash equivalents and investments	(178,433)	(303,962)
Net liability	464,168	833,572
Total shareholder’s equity	1,173,867	966,816
Index of indebtedness	39.54%	86.22%

The financial assets are within the category of other collectibles and the financial liabilities within other financial liabilities amortized.

Financial instruments by category

IFRS 13 requires for financial instruments that are measured in the statement of financial position at fair value, a disclosure of fair value measurements by level in accordance with the following hierarchy of fair value measurement:

•	Level 1: quoted prices (unadjusted) in active markets for identical assets or liabilities.

•	Level 2: data other than quoted prices included in level 1 that are observable for the asset or liability, either directly (that is, prices) or indirectly (that is, derived from prices).

•	Level 3: data on assets or liabilities that are not based on observable data in the market (i.e., unobservable information).

Notes to the Consolidated Financial Statements

At December 31, 2024 presented in comparative format (Contd.)

NOTE 20 - FINANCIAL RISK MANAGEMENT (Contd.)

The following table presents the Company's financial instruments:

	12.31.2024	12.31.2023

	Millions of $
ASSETS
Financial assets at amortized cost
Trade receivables	104,689	111,390
Other receivables	71,390	53,498
Investments	67,476	116,702
Cash and cash equivalents	106,432	158,517
Total	349,987	440,107

LIABILITIES
Financial liabilities at amortized cost
Provisions and other charges	49,367	46,665
Borrowings	640,147	1,102,446
Trade accounts payable	111,737	120,563
Total	801,251	1,269,674

NOTE 21 – ACCOUNTING ESTIMATES AND JUDGMENTS

The Company makes estimates and assumptions concerning the future. The resulting accounting estimates will, by definition, seldom equal the corresponding actual results. The estimates and judgments that have a significant risk to causing a material adjustment to the carrying value of the assets and liabilities within the next financial year are addressed below.

Income Taxes:

The Company is subject to income tax. A high level of judgment is required to determine the provision for income tax. There are many transactions and calculations for which the ultimate tax determination is uncertain. The Company recognizes liabilities for anticipated tax audit issues based on estimates of whether additional taxes will be due. When the final tax outcome of these matters is different from the amounts that were initially recorded, such differences will affect the current and deferred income tax in the year in which such determination is made.

Application of IFRIC 12:

The Company has carried out an integral implementation of the standards applicable to the accounting treatment of its concession and has determined that, among others, IFRIC 12 is applicable to the Company. It deals with its investments related to improvements and updates that will be made in relation to the obligation of the concession contract under the intangible assets model established by IFRIC 12. Consequently, all the amounts invested under the concession agreement have a direct correlation with the amount of the rates that the Company may charge each passenger or cargo service provider, and therefore, a direct correlation with the amount of income that the Company may generate.

Notes to the Consolidated Financial Statements

At December 31, 2024 presented in comparative format (Contd.)

NOTE 21 – ACCOUNTING ESTIMATES AND JUDGMENTS (contd.)

As a result, the Company defines all the disbursements associated with the investments required under the concession contract as income generating activities since they ultimately provide future benefits, so that improvements and subsequent updates made to the concession are recognized as intangible assets with based on the principles of IFRIC 12. In addition, compliance with the investments committed by the Master Plans of Work are mandatory, as well as compliance with the maximum rate and, therefore, in case of breach of any of these obligations, the Company could be subject to sanctions and the concession could be revoked.

NOTE 22 – CREDIT QUALITY OF FINANCIAL ASSETS

The credit quality of the financial assets that are neither past due nor impaired can be assessed based on external credit ratings granted to the Society by external entities or through the historical information about counterparty default rates:

	2024	2023

	Millions of $
Clients
Group 1	305	605
Group 2	77,161	79,026
Group 3	27,223	31,759
Trade accounts receivable	104,689	111,390

Group 1 – New customers / related parties (less than 6 months of commercial relationship duration)

Group 2 – Existing customers / related parties (more than 6 months of commercial relationship duration) with no defaults in the past.

Group 3 – Existing customers / related parties (more than 6 months of commercial relationship duration) with some defaults in the past.

Note: None of the borrowings to related parties is past due nor impaired.

Breakdown of financial assets date is as follows:

		Due dates					Without
Item	Past due	1st. Q	2nd. Q	3rd.Q	4th Q	Beyond 4th Q	established term	Total

	Millions of $
Trade receivables	38,081	56,636	513	-	-	-	-	95,230

NOTE 23 – CONTINGENCIES

The Company has contingent liabilities for litigations in respect of legal claims arising in the ordinary course of business.

It is not anticipated that any material liabilities will arise from the contingent liabilities other than those provided for:

Notes to the Consolidated Financial Statements

At December 31, 2024 presented in comparative format (Contd.)

NOTE 23 – CONTINGENCIES (contd.)

Tax claims

Claims on Real State tax

Province of Cordoba

- Main File No. 6174715: The General Revenue Service of Córdoba initiated a tax execution against the Company for property tax (FP 2014/10/20/30/40/50, 2015/10/20/30/40/50, 2016/10) for $ 7 million. The claim was answered opposing exceptions and citing the National State and the ORSNA as third parties. The seized embargo is for the sum of $ 9,6 million. The Company offered a surety insurance to replace the blocked measure. Both the citation of third parties and the substitution of the embargo were rejected by the court, for which reason such resolutions were appealed.

On August 6, 2018, we were notified of the rejection of the appeal for restitution filed against the rejection of subpoenas from third parties, and the request was made to the House to resolve the appeal filed in the subsidy, and the appeal against the rejection of substitution of the embargo. On May 8, 2019 we were notified of the rejections of the appeals for the replacement of embargo and subpoena of third parties. Appeal was filed on May 29, 2019. On March 11, 2020, the Company was notified of the rejection of the appeal. A direct appeal of complaint was filed against such resolution on June 23, 2020. On November 11, 2020, the company was notified of the resolution rejecting the direct appeal of complaint. The company decided not to appeal such resolution.

On the other hand, on October 9, 2020, the company was notified of the judgment of first instance that rejects the opposing exceptions in the answer to the claim and consequently, orders to carry out the tax execution. An appeal was filed against such judgment. Grievances will be expressed when the file is filed with the Appeals Chamber. On October 6, 2021, relevant grievances were filed. On August 12, 2022, the company was notified of the resolution rejecting the appeal filed. The company decided not to appeal such resolution. To date, the approved settlements have been paid, subtracting payment fees and incidental fees to be determined.

Main File No. 6426848: Claim for real estate taxes 20, 30, 40 and 50/2016, corresponding to real estate item No. 1101800000020. Amount claimed: $3,3 million corresponding to - Capital: $2,6 million, and surcharges (calculated on 06/22/2017) in the amount of $0,7 million. On December 11, 2017, the Company was notified of the tax enforcement claim. On February 1, 2018, the lawsuit was answered and exceptions were raised. On June 26, 2018, the request for substitution of embargo was rejected, which was appealed and submitted to the Chamber. The seized embargo is for the sum of $4,4 million. The attorney attorney's fees were regulated in the first instance in the amount of $0,2 million. The Chamber rejected the appeal regarding the substitution of the embargo through a resolution notified on November 19, 2019, for which an appeal for Cassation was filed on December 9, 2019. The Chamber rejected the Cassation appeal through a resolution notified on February 1, 2021, for which a direct appeal of complaint was filed on February 19, 2021. On May 17, 2021, the resolution was notified that rejects the direct appeal of complaint and declares well denied the Cassation appeal. The company decided not to file an extraordinary federal appeal before the Supreme Court of Justice of the Nation.

Notes to the Consolidated Financial Statements

At December 31, 2024 presented in comparative format (Contd.)

NOTE 23 – CONTINGENCIES (contd.)

Claims on Real State tax (contd.)

Province of Cordoba (contd.)

On the other hand, the request for subpoena of third parties was rejected, and was then appealed to the Chamber and its rejection was notified to the company on February 5, 2020. Against such rejection on February 28, 2020 an appeal was made, which was granted. However, on September 5, 2022, the company was notified of the resolution that declared the appeal inadmissible. The company decided not to appeal such resolution.

Regarding the substance of the matter, on December 12, 2023, the company was notified of the first instance ruling rejecting the opposing exceptions. An appeal was filed against this resolution.

- Main File No. 6426849: Real Estate Tax claim 10 and 20/2017, corresponding to the real estate item No. 1101800000020. Amount claimed: $2 million corresponding to - Capital: $2 million and Surcharges (calculated at 06/21/17) $203 thousands.

On December 20, 2017, The Company was notified of the tax execution claim for the real estate tax. On February 1, 2018, demand was answered and exceptions were filed. On June 26, 2018, the request for substitution of attachment was rejected, which was appealed and submitted to the Chamber. The embargo is for the sum of $ 3 million. The fees of the tax attorney were regulated in this first instance in the amount of $ 0,1 million. The appeal on the replacement of embargo is still pending resolution.

On the other hand, the third-party subpoena request was rejected, which was appealed and the grievances were filed in the Chamber on August 5, 2019. On February 5, 2020,The Company was notified of the rejection of the appeal. Against such rejection, on February 28, 2020 a cassation appeal was filed. On December 18, 2020, the company was notified of the resolution rejecting the cassation appeal. On February 9, 2021, the direct appeal of the complaint was filed, which is pending resolution. On February 4, 2022, the company was notified of the resolution that denied said appeal. The company decided not to appeal such resolution.

Regarding the merits of the matter, on September 20, 2022, the company was notified of the first instance ruling that rejected the opposing exceptions. An appeal was filed against said resolution, which is pending resolution On June 15, 2023, the company was notified of the resolution rejecting the appeal filed. The company decided not to appeal this resolution. The DGR has begun execution and on April 25, 2023 we were notified of the corresponding settlement, which has not yet been approved.

Main File No. 7223470: Real Estate Tax Claim, corresponding to fiscal periods 30/2017, 40/2017, 10/2018 and 20/2018. Amount claimed: $5 million. The embargo order was for the sum of $7 million (amount that includes amounts budgeted to respond for interest and costs of the process). On July 2, 2018, the tax execution request was notified, which was answered on August 3, 2018.

Notes to the Consolidated Financial Statements

At December 31, 2024 presented in comparative format (Contd.)

NOTE 23 – CONTINGENCIES (contd.)

Claims on Real State tax (contd.)

Province of Cordoba (contd.)

On August 9, 2018, it was decided to reject the summons of third parties, against such resolution an appeal for reconsideration was filed with an appeal in subsidy. On September 14, 2018, a resolution was issued denying the reconsideration appeal with subsidy appeal. Against such resolution, a direct appeal of complaint was filed. On April 8, 2019, the appeal filed was rejected and an appeal was filed on August 5, 2019.

On November 30, 2018, the court rejected the lien substitution. Against such resolution, an appeal was filed on February 7, 2019, the grievances being founded on April 12, 2019. On September 20, 2021, the Chamber's rejection of the request for substitution of the embargo was notified and against such resolution, an appeal was filed on October 18, 2021. On January 20, 2022, the resolution rejecting the appeal was notified. A direct complaint appeal was filed against said resolution, which is pending resolution.

Regarding the substance of the matter, on June 15, 2023, the company was notified of the first instance ruling rejecting the opposing exceptions. An appeal was filed against this resolution. On December 22, 2023, the company was notified of the rejection of the appeal filed and the company decided not to challenge said decision.

The DGR has begun execution and on October 2, 2023 we were notified of the corresponding settlement, which has not yet been approved.

- Main File. Nº 8296338: On July 15, 2019, the Company was notified of the demand for fiscal execution in the amount of $4 million corresponding to the fiscal periods 2018/30, 2018/40, 2019/01 and 2019/02. Likewise, an embargo for the amount of $6 million was locked. On August 9, 2019, the lawsuit was answered and the subpoena of third parties and the replacement of the seized embargo was requested. On August 21, 2019, a decision was issued rejecting the subpoena of third parties, against which an appeal l was filed with an appeal in subsidy. On August 12, 2022, the company was notified of the resolution that rejected the appeal, against which a direct appeal was filed for an appeal that was badly denied, which is pending resolution.

On October 21, 2019, the court rejected the request to replace the embargo, and that decision was appealed. On November 30, 2020, the company was notified of the rejection of the appeal. Against said resolution, an appeal was filed on December 29, 2020, which is pending resolution. On July 7, 2021, the resolution that denied the appeal was notified. The DGR filed a request for clarification in relation to the resolution that denied the Cassation appeal. On October 6, 2021, the resolution of the request for clarification was notified and we filed the direct appeal of the complaint. On May 13, 2022, the company was notified of the resolution rejecting the appeal filed. It was decided not to challenge that decision.

Notes to the Consolidated Financial Statements

At December 31, 2024 presented in comparative format (Contd.)

NOTE 23 – CONTINGENCIES (contd.)

Claims on Real State tax (contd.)

Province of Cordoba (contd.)

Regarding the substance of the matter, on June 15, 2023, the company was notified of the first instance ruling rejecting the opposing exceptions. An appeal was filed against said resolution, which is pending resolution.

The DGR has begun execution and on October 2, 2023 we were notified of the corresponding settlement, which has not yet been approved.

- Main File. N° 9660228: In December 2020, the Company became aware of an embargo for the sum of $ 13 million in a new tax execution initiated by the Córdoba DRG. The Company was notified of the lawsuit on March 19, 2021, which was answered on April 13, 2021 requesting the summons of obligated third parties and the substitution of the embargo for a surety bond.

On September 20, 2022, we were notified of the resolution by which the summons request to third parties is rejected. An appeal was filed against such rejection.

On September 21, 2022, we were notified of the resolution rejecting the request to replace the embargo. An appeal was filed against such rejection.

On August 25, 2023, we were notified of the resolution by which samples of appeals regarding summons to third parties and replacement of the embargo were rejected. The company decided not to appeal said resolution.

As regards the merits of the matter, on 2 December 2024 we were notified of the decision rejecting the objections raised by the company. An appeal was filed against this rejection.

- Main File. N° 10523221: In the month of December 2021, the Company became aware of the seizure of an embargo for the sum of $29 million in a new fiscal execution initiated by the DGR of Córdoba. The Company has not yet been notified of the lawsuit. The Company was notified of the lawsuit on March 21, 2022, which was answered on April 12, 2022 requesting the summons of obligated third parties and the replacement of the seizure by surety insurance.

On August 11, 2022, the company was notified of the resolution by which the summons request to third parties was rejected. An appeal was filed against such rejection, which is pending resolution. On September 21, 2022, we were notified of the rejection of the appeal filed. Against such a rejection, a complaint was filed for an appeal that was incorrectly denied. On June 15, 2023, the company was notified of the resolution rejecting the appeal filed. It was decided not to challenge this decision.

Notes to the Consolidated Financial Statements

At December 31, 2024 presented in comparative format (Contd.)

NOTE 23 – CONTINGENCIES (contd.)

Claims on Real State tax (contd.)

Province of Cordoba (contd.)

Regarding the substance of the matter, on August 9, 2023, the company was notified of the first instance ruling rejecting the opposing exceptions. An appeal was filed against this resolution, which was rejected by means of the judgment notified on May 14, 2024. The company decided not to challenge this decision.

The DGR has begun execution and on October 2, 2023 we were notified of the corresponding settlement, which has not yet been approved.

- Main File N° 10863206: The Company was notified on June 3, 2022 of a new tax execution initiated by the DGR of Córdoba for the sum of $ 13 million, which was answered on June 28, 2022 requesting the summons of obligated third parties and the replacement of the embargo by surety insurance.

On December 29, 2022, we were notified of the resolution rejecting the request to summon third parties. An appeal was filed against this resolution, which was rejected. Against such rejection, on March 20, 2023, a direct appeal was filed for an incorrectly denied appeal, which is pending resolution.

Regarding the substance of the matter, on October 22, 2023, the company was notified of the first instance ruling rejecting the opposing exceptions. An appeal was filed against said resolution, which was rejected by resolution notified on August 8, 2024. The company decided not to challenge this decision.

- Main File. N° 11410450: In the month of November 2022, the Company became aware of the blockage of an embargo for the sum of $18 million in a new tax execution initiated by the DGR of Córdoba. The Company was notified of the lawsuit on February 14, 2023, which was answered on March 9, 2023, requesting the summons of obligated third parties and the replacement of the embargo with surety insurance. On June 08 2023, we were notified of the extension of the lawsuit and of a new seizure order for $19 million.

On October 26, 2023, we were notified of the resolution rejecting the request to summon third parties. An appeal was filed against this resolution, which was declared inadmissible on December 26, 2023. The company decided not to challenge said decision.

As to the merits, on December 10, 2024, we were notified of the resolution rejecting the exceptions raised and The Company appealed said decision.

Notes to the Consolidated Financial Statements

At December 31, 2024 presented in comparative format (Contd.)

NOTE 23 – CONTINGENCIES (contd.)

Claims on Real State tax (contd.)

Province of Cordoba (contd.)

- File No. 12877686: In May 2024, The Company became aware of the imposition of a seizure for $40 million in a new tax execution initiated by the DGR of Córdoba. The Company was notified of the lawsuit on June 14, 2024, which was answered on July 5, 2024, requesting the summons of obligated third parties and the replacement of the seizure with a surety bond.

Other tax proceedings

The Company received claims from certain municipal districts in connection with local fees and taxes, which, according to its legal advisors are unlikely to be successful.

NOTE 24 - CASH FLOW INFORMATION

Reconciliation of net debt:

According to the IAS 7, the movements in the net debt of the year that affect the cash flow as part of the financing activities are detailed below:

	Liabilities for financial leases at 1 year	Bank borrowings after 1 year	Negotiable obligations at 1 year	Negotiable obligations after 1 year	Total
	Millions of $
Balances at the beginning	17,996	17,606	26,796	1,075,136	1,137,534
Cash flows	(14,185)	-	(94,490)	29,830	(78,845)
Exchange rate	2,496	1,712	27,730	(510,760)	(478,822)
Inflation adjustment	(8,649)	(9,050)	(36,013)	60,430	6,718
Other movements without cash	12,905	(10,268)	149,102	(95,723)	56,016
Net debt at 12.31.2024	10,563	-	73,125	558,913	642,601

NOTE 25 - EVENTS SUBSEQUENT TO THE END OF THE YEAR

During 2025, the Company has made dividend payments for a total amount of U$S 13,2 million ($14,122 million).

Beyond the aforementioned, no events and / or transactions have occurred after the end of the year that could significantly affect the equity and financial situation of the Company

Summary Report required by article 4 of Chapter III of Title IV of the

Rules of the National Securities Commission (N.T. 2013 and mod.)

At December 31, 2024 presented in comparative form

Presentation base

The information contained in this Summary Report has been prepared in accordance with article 4 of Chapter III of Title IV of the NSC Regulations (N.T. 2013 and mod.) and must be read together with the Interim Condensed Consolidated Financial Statements as of December 31, 2024 presented in a comparative manner, prepared in accordance with IFRS standards.

In compliance with the provisions of the CNV regulations, the values corresponding to the interim periods of this informative review are expressed in constant currency at December 31, 2024, in accordance with International Accounting Standard N ° 29 “Financial information in hyperinflationary economies”. For more information, see Note 3.7 to the Consolidated Condensed Interim Financial Statements at December 31, 2024.

1. General considerations

International Financial Reporting Standards (IFRS)

Through article No. 1 of chapter III of title IV of the NSC Standards (NT 2013 and mod.), the application of Technical Resolution No. 29 of the FACPCE (and modifications) has been established, which adopts the IFRS issued by the IASB, its modifications and the adoption circulars established by the FACPCE, for entities issuing shares and/or negotiable obligations.

The application of such standards is mandatory for the Company as of the fiscal year beginning on January 1, 2012.

Seasonality

The Company's revenues are highly influenced by the seasonality of air traffic in Argentina. The traffic of planes and passengers and, consequently, the income of the Company are higher during the summer and winter months (December - February and July - August), because they are holiday periods.

During the year 2024, projects and works have been carried out at the different concessioned airports.

Ezeiza International Airport

The following works are currently underway:

-	Beaconing ring and main electrical substation; and
-	New Feeders 9 and 10 at 13.2 KV.

Summary Report required by article 4 of Chapter III of Title IV of the

Rules of the National Securities Commission (N.T. 2013 and mod.)

At December 31, 2024 presented in comparative form

1. General considerations (contd.)

Jorge Newbery Airport

The following works are currently underway:

-	External works - sidewalks - landscaping - coastal fill and underground parking;
-	Extension of the South Platform - Stage 2;
-	Extension of the North Platform; and
-	Renovation of the Inspection and Search Point

Rio Hondo Airport

Works are underway on:

-	Expansion and Remodeling of the Passenger Terminal.

Works have been completed on:

-	Maintenance and Support Services Infrastructure.

Santa Rosa Airport

Works are underway on the Remodeling and expansion of the passenger terminal.

San Rafael Airport

The following works are being carried out:

-	New Passenger Terminal.

Works have been completed on:

-	Maintenance and Support Services Infrastructure.

Comodoro Rivadavia Airport

The New Beaconing work is in the process of being terminated due to lack of reactivation, after the stoppage due to the pandemic.

Iguazú Airport

The following works are being carried out:

-	Dump points - Treatment of sanitary effluents from aircraft;
-	Sewage Treatment Plant; and
-	Maintenance Infrastructure and Support Services.

Summary Report required by article 4 of Chapter III of Title IV of the

Rules of the National Securities Commission (N.T. 2013 and mod.)

At December 31, 2024 presented in comparative form

1. General considerations (contd.)

San Juan Airport

The work on the remodeling of the passenger terminal is currently underway.

La Rioja Airport

The works on the New Passenger Terminal have been terminated due to non-compliance by the supplier.

This stoppage has led to the consensual termination of the works on the New Parking.

The new tender to complete the works on the New Passenger Terminal and Parking is the process of study for the bidders.

Resistencia Airport

The following works are currently underway:

-	Electrical Supply to the Control Tower;
-	Comprehensive remodeling of the passenger terminal;

Formosa Airport

The work on the new passenger terminal is currently underway.

Salta Airport

The works on the remodeling and expansion of the passenger terminal is currently underway.

Summary Report required by article 4 of Chapter III of Title IV of the

Rules of the National Securities Commission (N.T. 2013 and mod.)

At December 31, 2024 presented in comparative form

2. Equity structure

In order to appreciate the evolution of the Company's activities, the comparative consolidated equity structure of the financial statements at December 31, 2024, 2023, 2022, 2021 and 2020, is presented.

	12.31.24	12.31.23	12.31.22	12.31.21	12.31.20
	Millions of $
Current Asset	247,924	319,370	253,559	312,907	241,003
Non-current Assets	2,057,700	2,051,717	1,915,632	1,884,391	1,952,571
Total Assets	2,305,624	2,371,087	2,169,191	2,197,298	2,193,574

Current liabilities	258,953	219,475	266,972	379,863	450,340
Non- Current Liabilities	872,804	1,184,796	956,528	928,167	854,214
Total Liabilities	1,131,757	1,404,271	1,223,500	1,308,030	1,304,554

Net equity attributable to majority shareholders	1,173,606	966,882	945,911	889,251	889,007
Non-controlling interest	261	(66)	(220)	17	13
Net Equity	1,173,867	966,816	945,691	889,268	889,020
Total	2,305,624	2,371,087	2,169,191	2,197,298	2,193,574

Summary Report required by article 4 of Chapter III of Title IV of the

Rules of the National Securities Commission (N.T. 2013 and mod.)

At December 31, 2024 presented in comparative form

3. Results structure

The following is a summary of the evolution of the consolidated statements of comprehensive income for the years ended at December 31, 2024, 2023, 2022, 2021 and 2020, is presented.

	12.31.24	12.31.23	12.31.22	12.31.21	12.31.20
	Millions of $
Gross Profit	318,646	384,225	282,087	51,353	(39,614)
Administrative and distribution and marketing expenses	(102,630)	(95,431)	(66,470)	(51,719)	(63,236)
Other net income and expenses	18,124	11,751	13,181	(9,063)	6,461
Operating profit of the year	234,140	300,545	228,798	(9,429)	(96,389)
Income and financial costs	322,160	(303,804)	26,271	75,065	(97,336)
Result by exposure to changes in the acquisition power of currency	(26,117)	(69,244)	16,818	8,142	(43,990)
Income for related parties	(1)	(11)	(28)	-	-
Income before tax	530,182	(72,514)	271,859	73,778	(237,715)
Income tax	(237,888)	93,153	3,484	(73,809)	86,398
Result of the year	292,294	20,639	275,343	(31)	(151,317)
Other comprehensive incomes	-	-	-	-	-
Comprehensive income for the year	292,294	20,639	275,343	(31)	(151,317)
Result attributable to majority shareholders	291,967	20,486	275,580	(33)	(150,520)
Non-controlling interest	327	153	(237)	2	(797)

4. Cash flow structure

	12.31.24	12.31.23	12.31.22	12.31.21	12.31.20
	Millions of $
Cash Flow generated by operating activities	72,569	220,418	71,607	50,961	88,893
Cash Flow (used in) / generated by investing activities	(7,381)	(113,209)	10,017	15,627	(36,789)
Cash Flow (used in) / generated by financing activities	(121,365)	(130,366)	(147,112)	42,682	(5,579)
Net Cash Flow (used in) / generated in the year	(56,177)	(23,157)	(65,488)	109,270	46,525

Summary Report required by article 4 of Chapter III of Title IV of the

Rules of the National Securities Commission (N.T. 2013 and mod.)

At December 31, 2024 presented in comparative form

5. Analysis of operations for the years ended at December 31, 2024 and 2023

5.1 Results of operations

Income

The following table shows the composition of consolidated revenues for the years ended at December 31, 2024 and 2023:

	12.31.2024%		12.31.2023%
Revenues	Millions of $	Revenues	Millions of $	Revenues
Aeronautical revenues	525,101	57.58%	514,634	53.88%
Non-aeronautical revenues	386,794	42.42%	440,573	46.12%
Total	911,895	100.00%	955,207	100.00%

The following table shows the composition of the aeronautical revenues for the years ended at December 31, 2024 and 2023:

	12.31.2024%		12.31.2023%
Aeronautical revenues	Millions of $	Revenues	Millions of $	Revenues
Landing fee	42,606	8.11%	40,737	7.92%
Parking fee	15,881	3.02%	15,709	3.05%
Air station use rate	466,614	88.86%	458,188	89.03%
Total	525,101	100.00%	514,634	100.00%

Costs

The cost of sales had the following variation:

Millions of $
Costs of sales for the period ended at 12.31.2024	593,523
Costs of sales for the period ended at 12.31.2023	571,187
Variation	22,336

Summary Report required by article 4 of Chapter III of Title IV of the

Rules of the National Securities Commission (N.T. 2013 and mod.)

At December 31, 2024 presented in comparative form

5. Analysis of operations for the years ended at December 31, 2024 and 2023 (contd.)

5.1 Results of operations (contd.)

Distribution and marketing expenses

The distribution and marketing expenses had the following variation:

Millions of $
Distribution and commercial expenses for the period ended 12.31.2024	56,970
Distribution and commercial expenses for the period ended at 12.31.2023	55,062
Variation	1,908

Administrative Expenses

The administrative expenses had the following variation:

Millions of $
Administrative expenses for the period ended at 12.31.2024	45,660
Administrative expenses for the period ended at 12.31.2023	40,369
Variation	5,291

Income and financial costs

Net financial income and costs totaled gains of $322,160 during the year ended at December 31, 2024 with respect to $303,804 loss during the same period of the previous year.

The variation is mainly due to result arising from exposure to foreign currency.

Other incomes and expenditures

The other net income and expense item recorded revenue of $18,124 million and $11,751 million during the years ended at December 31, 2024 and 2023, respectively.

Summary Report required by article 4 of Chapter III of Title IV of the

Rules of the National Securities Commission (N.T. 2013 and mod.)

At December 31, 2024 presented in comparative form

5. Analysis of operations for the years ended at December 31, 2024 and 2023 (contd.)

5.2 Liquidity and Capital Resources

Capitalization

The total capitalization of the Company at December 31, 2024 amounted to $1,816,468 million composed of $642,601 million of financial debt and a net equity worth of $1,173,867 million, while the total capitalization of the Company at December 31, 2023 amounted to $2, 14,350 million comprised of $1,137,354 million of financial debts and a net equity worth of $966,816 million.

The debt as a percentage of total capitalization amounted to approximately 35.38% at December 31, 2024 and 54.06% at December 31, 2023.

Financing

See in detail Note 8 to the Consolidated Financial Statements.

6. Index

The information refers to the periods ended at December 31, 2024, 2023, 2022, 2021 and 2020:

	12.31.24	12.31.23	12.31.22	12.31.21	12.31.20
Liquidity (1)	1.009	1.695	1.014	0.866	0.550
Solvency (1)	1.055	0.701	0.789	0.704	0.703
Immobilization of capital	0.892	0.866	0.883	0.858	0.890
Cost effectiveness	0.273	0.022	0.300	-	(0.157)

(1) Current liabilities and non-current liabilities do not include deferred profits or additional consideration for concessionaries.

Summary Report required by article 4 of Chapter III of Title IV of the

Rules of the National Securities Commission (N.T. 2013 and mod.)

At December 31, 2024 presented in comparative form

7. Statistical data

Passengers

The information detailed below is based on extra-budgetary statistics compiled by the Company. Number of passengers (in thousands) for the years ended at December 31, 2024, 2023, 2022, 2021 and 2020, corresponding to the ten airports with the highest number of passengers in 2024

	12.31.24	12.31.23	12.31.22	12.31.21	12.31.20
	Thousands of passengers
Airport
Aeroparque	14,939	15,622	12,910	4,524	2,293
Ezeiza	11,362	10,826	7,513	3,197	3,547
Córdoba	2,862	2,970	2,149	717	739
Bariloche	2,311	2,602	2,050	1,129	474
Mendoza	2,375	2,424	1,739	668	472
Iguazú	1,504	1,567	1,187	423	358
Salta	1,316	1,485	1,224	545	356
Tucumán	728	855	718	318	200
C. Rivadavia	541	579	466	188	137
Jujuy	503	599	481	204	93
Subtotal	38,441	39,529	30,437	11,913	8,669
Overall total	40,755	42,229	32,700	12,824	9,707
Variation vs. previous year	-3.5%	29.1%	155.0%	32.1%	-76.8%

Summary Report required by article 4 of Chapter III of Title IV of the

Rules of the National Securities Commission (N.T. 2013 and mod.)

At December 31, 2024 presented in comparative form

7. Statistical data (contd.)

Movement of aircraft

Amount of movement of aircraft for the years ended at December 31, 2024, 2023, 2022, 2021 and 2020 of the ten airports that represent more than 80% of the total movements of the airport system:

	12.31.24	12.31.23	12.31.22	12.31.21	12.31.20
Airport
Aeroparque	123,038	127,694	104,459	42,456	22,443
Ezeiza	75,131	72,307	51,171	31,854	32,051
San Fernando	53,743	60,311	60,137	52,264	29,583
Córdoba	26,476	27,458	21,870	9,742	7,978
Mendoza	21,352	21,868	16,788	7,963	5,909
Salta	17,212	16,145	12,374	6,168	4,236
Bariloche	17,210	18,999	15,577	10,032	4,326
Iguazú	11,409	11,639	9,138	4,076	3,557
San Rafael	8,935	6,151	5,925	4,312	2,187
Mar del Plata	7,571	7,654	6,595	4,022	2,901
C. Rivadavia	7,083	6,994	6,192	4,780	4,180
Subtotal	369,160	377,220	310,226	177,669	119,351
Overall Total	433,306	447,027	370,710	218,560	149,262
Variation vs. previous year	-3.1%	20.6%	69.6%	46.4%	-65.2%

Summary Report required by article 4 of Chapter III of Title IV of the

Rules of the National Securities Commission (N.T. 2013 and mod.)

At December 31, 2024 presented in comparative form

Outlook for 2025

In 2024, the international segment consolidated its growth, with an increase of 11.8% compared to 2023, highlighting a sustained improvement in the last part of the year. In contrast, domestic traffic closed 9.6% below the previous year, affected both by the macroeconomic context and by the high comparison base with 2023, when the PreViaje program significantly boosted domestic travel. Despite this, domestic passenger traffic showed a recovery in the second half of the year, intensifying in the last months of 2024. In December, traffic registered a slight year-on-year growth of 2%.

In addition, December marked a milestone in the company's history by registering the highest number of passengers in a single month in 26 years of management. With 3.9 million passengers, the previous record from July 2019 was surpassed.

Looking ahead to 2025, we expect moderate growth in the international segment, with traffic levels slightly higher than in 2019. For the domestic segment, we expect a gradual recovery, following the evolution of the economic context.

As we had anticipated, in 2024 commercial revenues were affected by the evolution of macroeconomic variables, with a negative impact mainly in the Duty Free segment. However, this effect was partially offset by a solid performance in the parking sector, driven by a higher level of occupancy and greater availability of parking spaces. In addition, improvements were recorded in revenues from gastronomy and advertising. Looking ahead to 2025, we project growth in commercial revenues, with improvements in the performance of retail stores, Duty Free and advertising.

On the other hand, the Company's operating costs reflected the impact of the macroeconomic context in the first part of the year, mainly affecting the cost structure in local currency. In response, we implemented control actions and continue to monitor these costs with the aim of optimizing operational efficiency.

Beyond the current conditions, we have made strong progress with the execution of the Capex commitment established in our contractual framework. In the second quarter of the year, we reached the milestone of completing the entire Phase I and, in November, we finalized the amount planned for 2024. Once this threshold was exceeded, we continued with the implementation of Phase II, corresponding to the amount assigned for 2025. The works in progress cover airports both in the metropolitan area of Buenos Aires and in various provinces, consolidating a program of modernization and improvement of airport infrastructure with a federal focus.

“Free translation from de original in Spanish for publication in Argentina”

Independent auditor’s report

To the Shareholders, President and Directors of

Aeropuertos Argentina 2000 S.A.

Legal address: Honduras 5663

Ciudad Autónoma de Buenos Aires

CUIT N° 30-69617058-0

Audit’s report on the consolidated financial statements

Opinion

We have audited the consolidated financial statements of Aeropuertos Argentina 2000 S.A and its subsidiaries (the Company) which comprise the consolidated statement of financial position as at December 31, 2024, and consolidated statement of comprehensive income, consolidated statement of changes in equity, and consolidated statement of cash flows for the year then ended, and the notes to the consolidated financial statements, comprising material accounting policy information and other explanatory information.

In our opinion, the accompanying consolidated financial statements present fairly, in all material respects, the consolidated financial position of the Company as at December 31, 2024, and its consolidated financial performance and its consolidated cash flows for the year then ended in accordance with IFRS Accounting Standards (IFRS).

Basis for opinion

We conducted our audit in accordance with International Standards on Auditing (ISAs). These standards were adopted as auditing standards in Argentina through Technical Resolution No. 32 of the Argentine Federation of Professional Councils for Economic Sciences (FACPCE), as approved by the International Auditing and Assurance Standards Council (IAASB for its acronym in English). Our responsibilities under those standards are further described in the Auditor’s responsibilities for the audit of the consolidated financial statements section of our report.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion.

Independence

We are independent of the Company in accordance with the International Code of Ethics for Professional Accountants (including International Independence Standards) issued by the International Ethics Standards Board for Accountants (IESBA Code) and the ethical requirements that are relevant to our audit of the consolidated financial statements in Argentina. We have fulfilled our other ethical responsibilities in accordance with the IESBA Code.

Price Waterhouse & Co. S.R.L., Bouchard 557, piso 8°, C1106ABG - Ciudad de Buenos Aires

T: +(54.11) 4850.0000, F: +(54.11) 4850.1800, www.pwc.com/ar

“Free translation from de original in Spanish for publication in Argentina”

Key audit matters

Key audit matters are those matters that, in our professional judgment, were of most significance in our audit of the consolidated financial statements of the current period. These matters were addressed in the context of our audit of the consolidated financial statements as a whole, and in forming our opinion thereon, and we do not provide a separate opinion on these matters.

Key audit matter	How our audit addressed the key audit matter

Revenue Recognition – Accuracy of certain in Revenue Recognition non-aeronautical

As described in note 3.18. and note 4 to the consolidated financial statements, the Company receives revenue from the following activities: a) aeronautical services provided to users and air operators of the airports subject to the concession and b) non-aeronautical revenue, which is obtained mainly through the commercial activities carried out within the concessioned airports. Among the main non-aeronautical services are: revenue from permits to use commercial spaces at airports, for which the Company receives fixed and/or variable revenue from permit holders, and revenue from the exploitation of tax warehouses, among others.

In line with IFRS 15, the Company recognizes revenue when performance obligations are met and control of the services is transferred, as well as when the amounts can be reliably measured.

To calculate the value of the aforementioned revenue, numerous sources of information are involved that are maintained in different computer environments and automated processes that are susceptible to failures or errors in the operation of each of the systems and/or in the exchange of information between them. as well as manual intervention of some processes and controls. The effectiveness of the general internal control framework at a reasonable level of security related to the systems mentioned above and the process of recognizing revenue from use permits and revenue from the exploitation of tax warehouses are essential to ensure accuracy. of transactions.

This issue is key due to the significant effort it represents throughout the audit considering the scope of our audit tests, the time involved in them and the level of experience of the team members. In addition, it is necessary to evaluate, among other aspects, the organization and governance of information systems, controls over the maintenance and development of applications, physical and logical security and the use of said systems.

Audit procedures performed in relation to this key matter included, among others:

• obtain an understanding and test the process carried out by the Company to process, authorize and recognize its revenue, as well as test the key controls associated with the recognition of revenue from use permits and those from the exploitation of tax warehouses, including the information technology of the main systems involved in the processing of revenues;

• inspection, on a selective basis, of contracts, as well as relevant communications with the regulator that are related to the recognition of revenue from use permits and those from the exploitation of fiscal warehouses;

• we have carried out substantive analytical procedures on revenue from use permits and revenue from the exploitation of fiscal deposits;

• we have evaluated the impact of revenue from use permits and those from the exploitation of tax warehouses and tested, on a selective basis, accounting entries, through the inspection of supporting documentation to confirm that it has been properly recorded;

• evaluate the accounting policies revealed in the consolidated financial statements with respect to the recognition of revenue from use permits and those from the exploitation of tax warehouses.

2

“Free translation from de original in Spanish for publication in Argentina”

Other information

The other information comprises the Annual report and Informative summary. The Board of Directors is responsible for the other information.

Our opinion on the consolidated financial statements does not cover the other information and we do not and will not express any form of assurance conclusion thereon.

In connection with our audit of the consolidated financial statements, our responsibility is to read the other information identified above and, in doing so, consider whether the other information is materially inconsistent with the consolidated financial statements or our knowledge obtained in the audit, or otherwise appears to be materially misstated. If, based on the work we have performed on the other information, we conclude that there is a material misstatement of this other information, we are required to report that fact. We have nothing to report in this regard.

Responsibilities of Board of Directors and the Audit Committee for the consolidated financial statements

The Board of Directors is responsible for the preparation and fair presentation of the consolidated financial statements in accordance with IFRS Accounting Standards, and for such internal control as the Board of Directors determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the consolidated financial statements, the Board of Directors is responsible for assessing the Group’s ability to continue as a going concern, disclosing, as applicable, matters related to going concern and using the going concern basis of accounting unless management either intends to liquidate the Company or to cease operations, or has no realistic alternative but to do so.

The Audit Committee is responsible for overseeing the Company's financial reporting process.

3

“Free translation from de original in Spanish for publication in Argentina”

Auditor’s responsibilities for the audit of the consolidated financial statements

Our objectives are to obtain reasonable assurance about whether the consolidated financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor’s report that includes our opinion. Reasonable assurance is a high level of assurance, but is not a guarantee that an audit conducted in accordance with ISAs will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these consolidated financial statements.

As part of an audit in accordance with ISAs, we exercise professional judgment and maintain professional scepticism throughout the audit. We also:

•	Identify and assess the risks of material misstatement of the consolidated financial statements, whether due to fraud or error, design and perform audit procedures responsive to those risks, and obtain audit evidence that is sufficient and appropriate to provide a basis for our opinion. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control.

•	Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s Group’s internal control.

•	Evaluate the appropriateness of accounting policies used and the reasonableness of accounting estimates and related disclosures made by the Board of Directors.

•	Conclude on the appropriateness of the Board of Directors use of the going concern basis of accounting and, based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast significant doubt on the Company’s ability to continue as a going concern. If we conclude that a material uncertainty exists, we are required to draw attention in our auditor’s report to the related disclosures in the consolidated financial statements or, if such disclosures are inadequate, to modify our opinion. Our conclusions are based on the audit evidence obtained up to the date of our auditor’s report. However, future events or conditions may cause the Company to cease to continue as a going concern.

•	Evaluate the overall presentation, structure and content of the consolidated financial statements, including the disclosures, and whether the consolidated financial statements represent the underlying transactions and events in a manner that achieves fair presentation.

•	Plan and perform the group audit to obtain sufficient appropriate audit evidence regarding the financial information of the entities or business units within the Company [Group] as a basis for forming an opinion on the consolidated financial statements. We are responsible for the direction, supervision and review of the audit work performance for purposes of the Group audit. We remain solely responsible for our audit opinion.

We communicate with the Audit Committee regarding, among other matters, the planned scope and timing of the audit and significant audit findings, including any significant deficiencies in internal control that we identify during our audit.

We also provide to the Audit Committee with a statement that we have complied with relevant ethical requirements regarding independence, and to communicate with them all relationships and other matters that may reasonably be thought to bear on our independence, and where applicable, actions taken to eliminate threats or safeguards applied.

4

“Free translation from de original in Spanish for publication in Argentina”

From the matters communicated with the Audit Committee, we determine those matters that were of most significance in the audit of the consolidated financial statements of the current period and are therefore the key audit matters. We describe these matters in our auditor’s report unless law or regulation precludes public disclosure about the matter or when, in extremely rare circumstances, we determine that a matter should not be communicated in our report because the adverse consequences of doing so would reasonably be expected to outweigh the public interest benefits of such communication.

Report on compliance with current regulations

In compliance with current provisions, we inform that:

a)	the consolidated financial statements of Aeropuertos Argentina 2000 S.A. are pending to be settled in the book "Inventories and Balances”;

b)	the separates financial statements of Aeropuertos Argentina 2000 S.A arise from accounting records kept in their formal aspects in accordance with legal regulations, which maintain the security and integrity conditions on the basis of which they were authorized by the Comisión Nacional de Valores;

c)	As of December 31, 2024, the debt accrued in favor of the Sistema Integrado Previsional Argentino by Aeropuertos Argentina 2000 S.A. arises from its accounting records and from the Company's liquidations amounted to $4,360,596,375.29, not being payable at that date;

d)	In accordance with what is required by Article 21, subsection b), Chapter III, Section VI, Title II of the regulations of the Comisión Nacional de Valores, we inform that the total fees for auditing and related services invoiced Airports Argentina 2000 SA in the year ended December 31, 2024 represent;

d.1) 95.52% of the total fees for services billed to Aeropuertos Argentina 2000 S.A. for all concepts in said exercise;

d.2) 97.76% of the total fees for auditing and related services billed to Aeropuertos Argentina 2000 S.A., its controlling company, controlled and related companies in said year;

d.3) 91.35% of the total fees for services billed to Aeropuertos Argentina 2000 S.A., its controlling company, controlled and related for all concepts in said year;

Autonomous City of Buenos Aires, March 6, 2025.

PRICE WATERHOUSE & CO. S.R.L.

by (Partner)
Juan Manuel Gallego Tinto

5

SURVEILLANCE COMMITTEE REPORT

To the shareholders of

AEROPUERTOS ARGENTINA 2000 S.A.

In accordance with the requirements of the article 294 subsection 5º of Law No. 19,550 and the article 62 subsection c) of the BYMA (Argentine Stock Market) Regulations, we have conducted the review described in the third paragraph regarding the consolidated financial statements of Aeropuertos Argentina 2000 S.A. (the “Company”) and its subsidiaries, including the consolidated statement of financial position as of December 31, 2024, the consolidated statements of comprehensive income, of changes in equity and of cash flows for the period previously referred, and the notes to the consolidated financial statements, comprising a summary of the significant accounting policies and other explanatory notes.

The Board of Directors of the Company is responsible for the preparation and issuance of said financial statements, in exercise of its specific functions.

Our review was conducted in accordance with the supervisory existing standards. These standards require the verification of the consistency of the revised documents with the information on the corporate decisions established in the minutes and the adequacy of those decisions to the law and the by-laws regarding its formal and documentary aspects. In order to carry out our professional work, we have considered the report of the external auditor, Juan Manuel Gallego Tinto (partner of Price Waterhouse & Co. S.R.L.), dated March 6, 2025, who states that it has been issued in accordance with the International Standards on Auditing (ISAs), which were adopted as review standards in Argentina by Technical Resolution No. 32 of the Argentine Federation of Professional Councils in Economic Sciences (“FACPCE”), as approved by the International Auditing and Assurance Standards Board (IAASB).

The Board of Directors of the Company is responsible for the reasonable preparation and presentation of the abovementioned financial statements, in accordance with International Financial Reporting Standards (“IFRS”) -adopted as Argentine professional accounting standards by the FACPCE and incorporated into the regulations of the National Securities Commission (“CNV”), as approved by the International Accounting Standard Board (IASB).

We have not carried out any management control and, therefore, we have not evaluated the criteria and business decisions of administration, financing, marketing, or production, since these issues are the sole responsibility of the Board of Directors.

The company has prepared its consolidated financial statements using IFRS, under the premise that the entity has the capacity to continue as a going concern.

In accordance with the provisions set forth in the article 4º, section III, chapter I, title XII of CNV Regulations, we consider appropriate the quality of the accounting and auditing policies of the issuer and the degree of objectivity and independence of the external auditor in exercise of his functions, based on the items listed hereunder:

(i) the consolidated financial statements of the Company were issued in accordance with the IFRS, adopted by the FACPCE and the CNV. Consequently, the quality of the accounting and auditing policies is satisfactory insofar as it conforms to those principles; and

(ii) Price Waterhouse & Co. S.R.L. is an international and locally recognized firm which provides auditing services to numerous companies, including those that carry out activities for which their auditors must have been previously approved by regulatory agencies, such as the CNV. Taking into consideration such circumstances, we consider that the firm of auditors has the degree of objectivity and independence required for the exercise of its work.

Based on our review, with the scope described above, we hereby inform that the consolidated financial statements of the Company as of December 31, 2024, consider all significant events and circumstances that are known to us, and regarding said documents we have no observations to make.

Additionally, in accordance with existing legal provisions we inform that:

a) the consolidated financial statements of the Company arise from accounting records kept in their formal aspects in accordance with legal regulations, which maintain the conditions of security and integrity on the basis of which they were authorized by the CNV; except for the fact that they are pending to be recorded in the book "Inventories and Balance Sheets"; and

b) in exercise of the control of legality that corresponds to us, we have applied during the year the remaining procedures described in article 294 of Law No. 19,550, which we consider necessary according to the circumstances, having no observations to make in this regard.

Autonomous City of Buenos Aires, March 6, 2025.

Patricio A. Martin
By Surveillance Committee